Inditex S.A

Edificio Inditex
Avda de la Diputación
15142 Arteixo
A Coruña, España
Tel +34 981 18 5400
Fax +34 981 18 5454
www.inditex.com

02042168

INDITEX

FILE N° 82-5185

Securities and Exchange Commission
Attention: Filing Desk
450 Fifth Street
Washington, D.C. 20549
USA

SUPPL

17th June 2002

Dear Sirs,

Re: **INDUSTRIA DE DISEÑO TEXTIL, S.A. (INDITEX, S.A.) – FILE N° 82-5185**

We are furnishing pursuant to Rule 12g3-2(b) under the United States Securities Exchange Act of 1934, as amended, the following enclosed documents which have been filed with the Spanish Exchange Comission (*Comisión Nacional del Mercado de Valores*):

- First quarter results for fiscal year 2002 in CNMV *(Comisión Nacional del Mercado de Valores)* required format.
- Annex to first quarter results.
- Individual audited annual accounts for fiscal year 2001 (in Spanish).
- Consolidated audited annual accounts for fiscal year 2001 (in English).

Please acknowledge receipt of these documents by stamping the enclosed receipt copy of this letter and returning it using the envelope and airbill enclosed.

Please contact either Mr. Antonio Abril Abadín or myself at 011-34-981-18 53 50 should you have any questions regarding the information furnished.

Very truly yours,

Darío Vasallo Manaute
General Counsel's Office

dlw 6/26

Enclosures

FILE Nº 82-5185

Documents:

"INFORMACIÓN PÚBLICA PERIÓDICA PRIMER TRIMESTRE 2002"

Description:

This document has been filed with the Spanish Exchange Comission ("Comisión Nacional del Mercado de Valores") in order to comply with the Spanish legal requirements regarding the declaration of the first quarter financial results of the company for fiscal year 2002.

Referencia de Seguridad

GENERAL

VERSION 2.0

AVANCE TRIMESTRAL DE RESULTADOS CORRESPONDIENTE AL:

TRIMESTRE 1 **AÑO** 2003

Denominación Social:
INDUSTRIA DE DISEÑO TEXTIL, S.A. (INDITEX)

Domicilio Social:
Avda. de la Diputación, Edificio Inditex. Arteixo, A Coruña. España

N.I.F.
A-15075062

Personas que asumen la responsabilidad de esta información, cargos que ocupan e identificación de los poderes o facultades en virtud de los cuales ostentan la representación de la sociedad:

Borja de la Cierva Álvarez de Sotomayor- Director Financiero

Firma:

A) AVANCE TRIMESTRAL DE RESULTADOS

Uds.:Miles de Euros

		INDIVIDUAL		CONSOLIDADO	
		Ejercicio Actual	Ejercicio Anterior	Ejercicio Actual	Ejercicio Anterior
IMPORTE NETO DE LA CIFRA DE NEGOCIO (1)	0800	397.330	319.911	850.444	664.286
RESULTADO ANTES DE IMPUESTOS	1040	44.783	9.996	101.731	74.298
RESULTADO DESPUES DE IMPUESTOS	1044	36.368	8.313	68.160	50.506
Resultado atribuido a Socios Externos	2050			-1.323	3
RESULTADO DEL EJERCICIO ATRIBUIDO A LA SOCIEDAD DOMINANTE	2060			66.837	50.509
CAPITAL SUSCRITO	0500	93.500	93.500		
NUMERO MEDIO DE PERSONAS EMPLEADAS	3000	579	571	27.750	24.266

B) EVOLUCION DE LOS NEGOCIOS

(Aunque de forma resumida debido al carácter sintético de esta información trimestral, los comentarios a incluir dentro de este apartado, deberán permitir a los inversores formarse una opinión suficiente acerca de la actividad desarrollada por la empresa y los resultados obtenidos durante el período cubierto por esta información trimestral, así como de su situación financiera y patrimonial y otros datos esenciales sobre la marcha general de los asuntos de la sociedad).

Ver memorando anexo sobre evolución negocios.

III. BASES DE PRESENTACION Y NORMAS DE VALORACION

(En la elaboración de los datos e informaciones de carácter financiero-contable incluidos en la presente información pública periódica, deberán aplicarse los principios, normas de valoración y criterios contables previstos en la normativa en vigor para la elaboración de información de carácter financiero-contable a incorporar a las cuentas anuales y estados financieros intermedios correspondiente al sector al que pertenece la entidad. Si excepcionalmente no se hubieran aplicado a los datos e informaciones que se adjuntan los principios y criterios de contabilidad generalmente aceptados exigidos por la correspondiente normativa en vigor, este hecho deberá ser señalado y motivado suficientemente, debiendo explicarse la influencia que su no aplicación pudiera tener sobre el patrimonio, la situación financiera y los resultados de la empresa o su grupo consolidado. Adicionalmente, y con un alcance similar al anterior, deberán mencionarse y comentarse las modificaciones que, en su caso y en relación con las últimas cuentas anuales auditadas, puedan haberse producido en los criterios contables utilizados en la elaboración de las informaciones que se adjuntan. Si se han aplicado los mismos principios, criterios y políticas contables que en las últimas cuentas anuales, y si aquellos responden a lo previsto en la normativa contable en vigor que le sea de aplicación a la entidad, indíquese así expresamente).

En la elaboración de la información trimestral correspondiente al primer trimestre de 2002 se han aplicado los mismos principios contables y normas de valoración que en el primer trimestre del ejercicio precedente. Dichos principios son consistentes con los utilizados en l elaboración de las cuentas anuales individuales y consolidadas.

D). DIVIDENDOS DISTRIBUIDOS DURANTE EL PERIODO :

(Se hará mención de los dividendos distribuidos desde el inicio del ejercicio económico).

		% sobre Nominal	euros por acción	Importe (miles de euros)
1. Acciones Ordinarias	3100			
2. Acciones Preferentes	3110			
3. Acciones sin Voto	3120			

Información adicional sobre el reparto de dividendos (a cuenta, complementario, etc)

Anexo en la hoja siguiente (B-3 bis)

E) HECHOS SIGNIFICATIVOS (*)

		SI	NO
1. Adquisiciones o transmisiones de participaciones en el capital de sociedades cotizadas en bolsa determinantes de la obligación de comunicar complementada en el art. 53 de la LMV (5 por 100 y múltiplos)	3200		X
2. Adquisiciones de autocartera determinantes de la obligación de comunicar según la disposición adicional 1ª de la LSA (1 por 100)	3210		X
3. Otros aumentos y disminuciones significativos del inmovilizado (participaciones superiores al 10% en sociedades no cotizadas, inversiones o desinversiones materiales relevantes, etc.)	3220		X
4. Aumentos y reducciones del capital social o del valor de los títulos	3230		X
5. Emisiones, reembolsos o cancelaciones de empréstitos	3240		X
6. Cambios de los Administradores o del Consejo de Administración	3250		X
7. Modificaciones de los Estatutos Sociales	3260		X
8. Transformaciones, fusiones o escisiones	3270		X
9. Cambios en la regulación institucional del sector con incidencia significativa en la situación económica o financiera de la sociedad o del Grupo	3280		X
10. Pleitos, litigios o contenciosos que puedan afectar de forma significativa a la situación patrimonial de la Sociedad o del Grupo	3290		X
11. Situaciones concursales, suspensiones de pagos, etc.	3310		X
12. Acuerdos especiales de limitación, cesión o renuncia total o parcial, de los derechos políticos y económicos de las acciones de la Sociedad.	3320		X
13. Acuerdos estratégicos con grupos nacionales o internacionales (intercambio de paquetes accionariales, etc.)	3330		X
14. Otros hechos significativos	3340		X

(*) Marcar con una "X" la casilla correspondiente, adjuntando en caso afirmativo anexo explicativo en el que se detalle la fecha de comunicación a la CNMV y a la SRVB.

Información adicional sobre el reparto de dividendos (a cuenta, complementario, etc)

F) ANEXO EXPLICATIVO HECHOS SIGNIFICATIVOS

INSTRUCCIONES PARA LA CUMPLIMENTACION DEL AVANCE TRIMESTRAL DE RESULTADOS

(GENERAL)

-.Se incluirán en este modelo todas las sociedades así definidas en el párrafo segundo del artículo primero del R.D. 1298/1986, de 28 de junio, sobre adaptación del Derecho vigente en materia de entidades de crédito al de las Comunidades Europeas.

-.Los datos numéricos solicitados, salvo indicación en contrario, deberán venir expresados en miles de euros, sin decimales, efectuándose los cuadres por redondeo.

-.Las cantidades negativas deberán figurar con un signo menos (-) delante del número correspondiente.

-.Junto a cada dato expresado en cifras, salvo indicación en contrario, deberá figurar el del período correspondiente al ejercicio anterior.

-. **Definiciones:**

(1) El importe Neto de la Cifra de Negocios comprenderá los importes de la venta de productos y los de prestación de servicios correspondientes a las actividades ordinarias de la sociedad deducidas las bonificaciones y demás reducciones sobre ventas, así como el impuesto sobre el valor añadido y otros impuestos directamente relacionados con la citada cifra de negocios.

INDITEX

Annex to the information for first quarter 2002 on business evolution of the issuer

- **Net sales reach €850.4 million, 28% higher than the first quarter of 2001.**

- **Operating cash flow (EBITDA) stands at €166.2 million, 39% higher.**

- **Operating income (EBIT) comes to €115.9 million, 46% higher.**

- **Net income reaches €66.8 million, 32% higher.**

- **The Group has decided to strength its presence in the children's segment through the Kiddy's Class concept.**

- **Opening of 53 stores in the first quarter of 2002. The Group foresees the opening of between 220 and 265 new stores in fiscal year 2002.**

This document is of a purely informative nature and does not constitute an offer to sell, exchange or buy, or the solicitation of an offer to buy, securities issued by any of the companies mentioned herein.

This document contains forward-looking statements. All statements other than statements of historical fact included herein, including, without limitation, those regarding our financial position, business strategy, management plans and objectives for future operations are forward-looking statements. Any such forward-looking statements are subject to risk and uncertainty and thus could differ materially from actual results.

Some of these risks include, amongst others, ongoing competitive pressure in the sector, consumer tastes and spending trends, economic, political, regulatory and trade conditions in the markets where the Inditex Group is present or in the countries where the Group's products are manufactured or distributed.

The risks and uncertainties that could affect the forward-looking statements are difficult to predict. The company assumes no obligation to publicly revise or update its forward-looking statements in the case of unexpected changes, events or circumstances that could affect them. Given the uncertainties of forward-looking statements, we caution readers not to place undue reliance on these statements.

For a discussion of these and other factors that may affect forward looking statements and the Inditex Group's business, financial conditions and results of operations, see the documents and information communicated by the company to the Comisión Nacional del Mercado de Valores *(the Spanish Securities Commission)*.

The contents of this disclaimer should be taken into account by all persons or entities.

1. Profit & loss statement

Grupo Inditex
2002 first quarter profit & loss statement
Millions of euros

	1Q 2002 (*)	1Q 2001 (*)	Var % 02/01	FY 2001
Net sales	850.4	664.3	28%	3,249.8
Cost of sales	(412.8)	(323.9)		(1,563.1)
Gross profit	**437.6**	**340.4**	29%	**1,686.7**
Gross margin	*51.5%*	*51.2%*		*51.9%*
Operating expenses	(271.5)	(221.1)	23%	(982.3)
Operating cash flow (EBITDA)	**166.2**	**119.4**	39%	**704.5**
EBITDA margin	*19.5%*	*18.0%*		*21.7%*
Fixed assets depreciation	(43.0)	(34.9)		(158.2)
Goodwill amortisation	(2.4)	(2.6)		(17.1)
Provisions	(4.9)	(2.4)		(11.6)
Operating income (EBIT)	**115.9**	**79.4**	46%	**517.5**
EBIT margin	*13.6%*	*12.0%*		*15.9%*
Net financial expenses	(14.0)	(4.3)		(21.3)
Ordinary income	**101.8**	**75.1**	36%	**496.2**
Ordinary margin	*12.0%*	*11.3%*		*15.3%*
Extraordinary income (loss)	(0.1)	(0.8)		(1.1)
Income before taxes	**101.7**	**74.3**	37%	**495.1**
EBT margin	*12.0%*	*11.2%*		*15.2%*
Taxes	(33.6)	(23.8)		(149.9)
Net income before minorities	**68.2**	**50.5**	35%	**345.2**
	8.0%	*7.6%*		*10.6%*
Minorities	(1.3)	0.0		(4.8)
Net income	**66.8**	**50.5**	32%	**340.4**
Net income margin	*7.9%*	*7.6%*		*10.5%*
Earnings per share, cents of euro (**)	**10.72**	**8.10**	32%	**54.61**

(*) Unaudited data

(**) On 623,330,400 shares

2. Consolidated Balance sheet

Grupo Inditex
Consolidated Balance Sheet as of 30 April 2002
Millions of euros

	30 April 2002 (*)	30 April 2001 (*)	31 January 2002
ASSETS			
Net fixed assets (**)	1,691.1	1,464.4	1,662.7
Goodwill	69.7	86.5	72.1
Deferred charges	17.0	21.9	16.5
Total fixed assets	**1,777.8**	**1,572.8**	**1,751.3**
Inventories	346.5	242.8	353.8
Receivables	200.7	171.8	184.2
Cash & cash equivalents	240.6	191.7	309.1
Accruals	9.2	5.9	6.6
Total current assets	**797.0**	**612.1**	**853.7**
TOTAL ASSETS	**2,574.8**	**2,184.9**	**2,604.9**
SHAREHOLDERS' EQUITY & LIABILITIES			
Shareholders' equity	**1,538.6**	**1,219.8**	**1,486.2**
Minority interest, deferred revenues & provisions	88.2	35.0	81.3
Long term financial debt	144.3	163.3	138.2
Other long term payables	60.8	67.7	65.0
Long term liabilities	**293.2**	**266.0**	**284.5**
Short term financial debt	146.6	186.1	118.5
Trade and other non-trade payable	596.5	513.0	715.7
Current liabilities	**743.0**	**699.1**	**834.2**
TOTAL LIABILITIES	**2,574.8**	**2,184.9**	**2,604.9**

(*) Unaudited data

(**) Includes own shares for € 0,45 million.

3. Comments:

3.1 P&L account

The strong performance of sales has favoured the operating leverage of the Group's results, so that EBITDA and EBIT have grown more than net sales.

Growth has been consistent throughout the concepts and geographic areas. Younger concepts and countries where the Group has started operations recently have grown higher than the average.

- Net sales

Net sales reached €850.4 million, a 28% increase over first quarter 2001, due both to the greater number of existing stores and to the like-for-like sales growth.

The list of openings and existing stores at the end of the period is the following:

Concept	Net openings		Current stores	
	1Q 2002	1Q 2001	30 Apr 2002	30 Apr 2001
ZARA	15	9	481	415
KIDDY´S CLASS (*)	0	0	41	41
PULL & BEAR	9	5	258	234
MASSIMO DUTTI	5	6	228	204
BERSHKA	5	9	156	113
STRADIVARIUS	3	8	123	108
OYSHO	16	--	50	--
Total	**53**	**37**	**1,337**	**1,115**

(*) See point 4.- Other information

- Gross Margin

Gross margin has reached €437.6 million, 29% higher than the same period for the previous year. Gross margin on sales has maintained its historical stability, showing a slight improvement in relation to first quarter 2001, despite the effect of the process of rounding down prices due to the introduction of the Euro.

- Operating income (EBIT)

Growth in like-for-like sales has favoured the operational leverage of the business, with a 46% increase in operating income.

Both operating expenses and non cash expenses have grown in accordance with the trend seen during last quarters. These expenses include all the start-up costs for new openings (essentially leases and salaries paid for stores that are not yet open).

The provisions for the first quarter 2002 correspond, mainly, to the Group's estimated write-downs of not fully depreciated assets as a result of refurbishment of existing stores.

- Net income

Net income reached €66.8 million, with an increase of 32% compared to the first quarter 2001,

Higher financial expenses are due to foreign exchange losses as a result of inter-company financing.

The tax rate expected for 1Q2002 is higher than that for FY2001.

3.2 Balance sheet

The consolidated balance sheet of INDITEX maintains basically the same structure as in FY2001, with a low level of debt and a negative Operating working capital, a consequence of the business model.

Financial debt on total assets represents around 2%, versus 7% in 1Q2001, and the breakdown is shown in the table below:

NET FINANCIAL CASH (DEBT) (Millions of euros)			
Description	**30 April 2002**	**30 April 2001**	**31 January 2002**
Cash & cash equivalents	240.7	191.7	309.1
Long term financial debt	(144.3)	(163.3)	(138.2)
Short term financial debt	(146.6)	(186.1)	(118.5)
Deferred financial expenses	5.1	7.9	5.1
NET FINANCIAL CASH (DEBT)	**(45.1)**	**(149.7)**	**57.5**

The table below shows the breakdown of working capital at 1Q2002:

WORKING CAPITAL (Millions of euros)			
Description	30 April 2002	30 April 2001	31 January 2002
Inventories	346.5	242.8	353.8
Receivables	200.7	171.8	184.2
Accruals	9.2	5.9	6.6
Other short term liabilities	(596.5)	(513.0)	(715.7)
Operating working capital	**(40.1)**	**(92.6)**	**(171.1)**
Cash & cash equivalents	240.6	191.7	309.1
Short term financial debt	(146.6)	(186.1)	(118.5)
Financial working capital	**94.0**	**5.6**	**190.6**
Total working capital	**53.9**	**(87.0)**	**19.5**

Inventory levels at the closing of 1Q2002 are according to the expected sales for the second quarter.

4. Other information

During the seven weeks since the begining of the second quarter, sales growth has remained in line with the trends of 1Q2002.

At the present date, the Group estimates the opening of between 230 and 275 new stores in fiscal year 2002, including those opened during the first quarter. A detailed list of the openings is given below:

Concept	FY 2002 Openings forecast: Range	FY 2002 Openings forecast: % Interna-tional	Total 2001
ZARA	55 - 65	80%	60
KIDDY´S CLASS	15 - 20	10%	(2)
PULL & BEAR	40 - 45	50%	20
MASSIMO DUTTI	20 - 25	50%	25
BERSHKA	35 - 40	40%	47
STRADIVARIUS	25 - 30	15%	20
OYSHO	40 - 50	35%	34
Total	**230 - 275**		**204**

Expected **CAPEX for FY2002** is between €510 million and €560 million.

Kiddy's Class.- The Group is reinforcing its presence in the children's segment through the expansion of the *Kiddy's Class* clothing and accessories store concept. As of 1Q2002 there were 41 stores of this concept in Spain (36) and Portugal (5), and the figures for these have been included, so far, in those of the Zara concept.

This new line of organic growth is aimed at increasing the business in the children's segment, where Inditex has both experience and expectations of above-the-average returns.

The Group foresees, in its initial phase, opening between 15 and 20 new *Kiddy's Class* stores before the year-end, mainly in small towns and commercial areas of big cities where there is not enough space for a complete Zara store, or where the offer can be complementary to that of current stores.

The second quarter 2002 results (1 February – 31 July) will be published on 19 September 2002

ANDERSEN

INDUSTRIA DE DISEÑO TEXTIL, S.A.
(INDITEX)

Cuentas Anuales al 31 de enero de 2002
e Informe de Gestión del ejercicio 2001,
junto con el Informe de Auditoría

ANDERSEN

Informe de auditoría de cuentas anuales

Ferrol, 1
15004 A Coruña

A los Accionistas de
Industria de Diseño Textil, S.A.:

1. Hemos auditado las cuentas anuales de INDUSTRIA DE DISEÑO TEXTIL, S.A., que comprenden el balance de situación al 31 de enero de 2002 y la cuenta de pérdidas y ganancias y la memoria correspondientes al ejercicio anual terminado en dicha fecha (en adelante, ejercicio 2001), cuya formulación es responsabilidad de los Administradores de la Sociedad. Nuestra responsabilidad es expresar una opinión sobre las citadas cuentas anuales en su conjunto, basada en el trabajo realizado de acuerdo con las normas de auditoría generalmente aceptadas, que requieren el examen, mediante la realización de pruebas selectivas, de la evidencia justificativa de las cuentas anuales y la evaluación de su presentación, de los principios contables aplicados y de las estimaciones realizadas.

2. De acuerdo con la legislación mercantil, los Administradores presentan, a efectos comparativos, con cada una de las partidas del balance, de la cuenta de pérdidas y ganancias y del cuadro de financiación, además de las cifras del ejercicio 2001, las correspondientes al ejercicio anterior. Nuestra opinión se refiere exclusivamente a las cuentas anuales del ejercicio 2001. Con fecha 14 de marzo de 2001 emitimos nuestro informe de auditoría acerca de las cuentas anuales del ejercicio 2000 en el que expresamos una opinión favorable.

3. Industria de Diseño Textil, S.A. es la Sociedad dominante de un Grupo de Sociedades (el Grupo Inditex), cuyas cuentas anuales consolidadas del ejercicio 2001 han sido formuladas por los Administradores de forma separada de las cuentas anuales individuales adjuntas. Hemos auditado las mencionadas cuentas anuales consolidadas, habiendo emitido, con esta misma fecha, nuestro informe de auditoría sobre las mismas, en el que expresamos una opinión favorable. El efecto de la consolidación, realizada sobre la base de los registros contables de las sociedades que componen el Grupo Inditex, en comparación con las cuentas individuales adjuntas, supone un incremento de las reservas al 31 de enero de 2002 por importe de 549.609 miles de euros, un incremento del resultado del ejercicio anual terminado en dicha fecha por importe de 153.945 miles de euros y un incremento de los activos de 1.214.152 miles de euros.

4. En nuestra opinión, las cuentas anuales del ejercicio 2001 adjuntas expresan, en todos los aspectos significativos, la imagen fiel del patrimonio y de la situación financiera de Industria de Diseño Textil, S.A. al 31 de enero de 2002 y de los resultados de sus operaciones y de los recursos obtenidos y aplicados durante el ejercicio anual terminado en dicha fecha y contienen la información necesaria y suficiente para su interpretación y comprensión adecuada, de conformidad con principios y normas contables generalmente aceptados que guardan uniformidad con los aplicados en el ejercicio anterior.

5. El informe de gestión adjunto del ejercicio 2001 contiene las explicaciones que los Administradores consideran oportunas sobre la situación de la Sociedad, la evolución de sus negocios y sobre otros asuntos y no forma parte integrante de las cuentas anuales. Hemos verificado que la información contable que contiene el citado informe de gestión concuerda con la de las cuentas anuales del ejercicio 2001. Nuestro trabajo como auditores se limita a la verificación del informe de gestión con el alcance mencionado en este mismo párrafo y no incluye la revisión de información distinta de la obtenida a partir de los registros contables de la Sociedad.

ARTHUR ANDERSEN

Rafael Abella

22 de marzo de 2002

Arthur Andersen y Cía., S. Com.
Reg. Merc. Madrid, Tomo 3190,
Libro 0, Folio 1, Sec. 8,
Hoja M-54414, Inscrip. 1ª

Domicilio Social:
Raimundo Fdez. Villaverde, 65.
28003 Madrid
Código Identificación Fiscal: D-79104469

Inscrita en el Registro Oficial de Auditores
de Cuentas (ROAC) Nº S0692
Inscrita en el Registro de Economistas
Auditores (REA)

Industria de Diseño Textil,S.A.

BALANCES DE SITUACION AL 31 DE ENERO DE 2002 Y 2001 (Notas 1 a 20)

(CIFRAS EN MILES DE EUROS)

A C T I V O	EJERCICIO 2001	EJERCICIO 2000 (*)
B) INMOVILIZADO		
I. Gastos de Establecimiento (Nota 5)	172	0
II. Inmovilizaciones Inmateriales (Nota 6)	20.137	25.474
2. Concesiones, patentes, licencias, marcas...	11.380	10.623
5. Aplicaciones informáticas	1.948	1.128
6. Dchos. s/bienes arrendamiento financiero	21.699	28.117
9. Amortizaciones	-14.890	-14.394
III. Inmovilizaciones Materiales (Nota 7)	223.763	204.206
1. Terrenos y construcciones	119.047	116.637
2. Instalaciones Técnicas y Maquinaria	95.234	65.050
3. Otras instalaciones, utillaje y mobiliario	6.313	5.159
4. Anticipos e Inmoviliz. materiales en curso	6.463	44.510
5. Otro inmovilizado	56.048	12.217
7. Amortizaciones	-59.342	-39.367
IV. Inmovilizaciones Financieras (Nota 8)	447.089	449.666
1. Participaciones en empresas del grupo	555.279	489.858
3. Participacion en empresas asociadas	31.543	8.076
5. Cartera de valores a largo plazo	5.089	5.104
7. Depósitos y fianzas constituidas largo plazo	181	67
8. Provisiones	-145.003	-53.439
V. Acciones propias (Nota 11)	447	3.151
TOTAL B	691.608	682.497
C) GASTOS A DIST. VARIOS EJERCICIOS (Nota 9)	2.707	5.757
TOTAL C	2.707	5.757
D) ACTIVO CIRCULANTE		
II. Existencias (Nota 10)	136.718	91.657
1. Comerciales	109.131	72.828
2. Materias Primas y otros aprovisionamientos	27.587	18.829
III. Deudores	217.550	147.586
1. Clientes por ventas y prestación de servicios	15.945	12.642
2. Empresas del grupo, deudores (Nota 13)	185.701	132.718
4. Deudores varios	28	275
5. Personal	53	81
6. Administraciones Públicas	15.835	1.882
7. Provisiones	-12	-12
IV. Inversiones financieras temporales (Nota 8)	311.542	203.889
2. Creditos a empresas del grupo (Nota 13)	298.044	187.973
5. Cartera de valores a corto plazo	12.000	0
6. Otros créditos	1.492	15.910
7. Depósitos y fianzas constituidos corto plazo	6	6
VI. Tesorería	30.443	33.060
VII. Ajustes por periodificación	216	589
TOTAL D	696.469	476.781
TOTAL ACTIVO	1.390.784	1.165.035

Las notas 1 a 20 de la memoria adjunta y el Anexo 1 forman parte integrante del balance de situación al 31 de enero de 2002

(*) Estos datos se presentan únicamente a efectos comparativos

Industria de Diseño Textil,S.A.

BALANCES DE SITUACION AL 31 DE ENERO DE 2002 Y 2001 (Nota 1 a 20)

(CIFRAS EN MILES DE EUROS)

P A S I V O	EJERCICIO 2001	EJERCICIO 2000 (*)
A) FONDOS PROPIOS (Nota 11)		
I. Capital suscrito	93.500	93.500
II. Prima de emision	20.379	20.379
III. Reserva de revalorización	1.692	1.692
IV. Reservas	480.600	310.996
1. Reserva legal	18.700	18.511
2. Reservas para acciones propias	447	3.151
5. Otras reservas	461.453	289.334
VI. Pérdidas y Ganancias	186.467	176.816
VII. Dividendo a cuenta entregado en el ejercicio	0	-1.202
TOTAL A	782.638	602.181
B) INGRESOS A DIST. VARIOS EJERCICIOS		
2. Diferencias positivas en cambio	1.023	12
TOTAL B	1.023	12
C) PROVISIONES PARA RIESGOS Y GASTOS (Nota 12)		
3. Otras provisiones	952	582
TOTAL C	952	582
D) ACREEDORES A LARGO PLAZO		
II. Deudas con entidades de crédito (Nota 14)	5.505	14.375
IV. Otros acreedores	26.820	47.131
2. Otras deudas (Nota 15)	26.505	46.939
3. Fianzas y depósitos recibidos a largo plazo	315	192
V. Desembolsos pendientes s/acciones no exigidos	32	32
1. De empresas del grupo	2	2
2. De empresas asociadas	30	30
TOTAL D	32.357	61.538
E) ACREEDORES A CORTO PLAZO		
II. Deudas con entidades de crédito (Nota 14)	10.147	15.333
1. Préstamos y otras deudas	10.130	15.215
2. Deuda por intereses	17	118
III. Deudas con empresas grupo y asociadas a c/p (Nota 13)	286.841	294.688
1. Deudas con empresas del grupo	286.841	294.688
IV. Acreedores comerciales	173.647	113.492
2. Deudas por compras o prestaciones de servicios	173.647	113.492
V. Otras deudas no comerciales	103.179	77.209
1. Administraciones Públicas (Nota 16)	59.411	42.107
3. Otras deudas	36.110	31.501
4. Remuneraciones pendientes de pago	7.658	3.601
TOTAL E	573.814	500.722
TOTAL PASIVO	1.390.784	1.165.035

Las notas 1 a 20 de la memoria adjunta y el Anexo 1 forman parte integrante del balance de situación al 31 de enero de 2002

(*) Estos datos se presentan únicamente a efectos comparativos

Firman los presentes balances de situación todos los miembros del Consejo de Administración, en A Coruña a 21 de marzo de 2002.

Fdo. D. Amancio Ortega Gaona
Presidente

Fdo. D. José María Castellano Ríos
Vicepresidente

Fdo. D. Juan Manuel Urgoiti y López de Ocaña
Vocal

Fdo. Dª. Josefa Ortega Gaona
Vocal

Fdo. D. Carlos Espinosa de los Monteros
Vocal

Fdo. D. Francisco Luzón López
Vocal

Fdo. D. Juan Carlos Rodríguez Cebrián
Vocal

Fdo. Dª. Rosalía Mera Goyenechea
Vocal

Fdo. Dª. Irene Ruth Miller
Vocal

Fdo. D. Fred Horst Langhammer
Vocal

Industria de Diseño Textil,S.A.

CUENTAS DE PERDIDAS Y GANANCIAS DE LOS EJERCICIOS TERMINADOS EL 31 DE ENERO DE 2002 Y 2001 (Notas 1 a 20)

(CIFRAS EN MILES DE EUROS)

D E B E	EJERCICIO 2001	EJERCICIO 2000 (*)
A) GASTOS		
2. Aprovisionamientos	1.204.136	1.023.086
a) Consumo de mercaderías (Nota 18)	980.996	819.840
b) Consumo materias primas y otras materias (Nota 18)	216.262	199.252
c) Otros gastos externos	6.878	3.994
3. Gastos de personal	44.435	37.863
a) Sueldos, salarios y asimilados	37.430	32.197
b) Cargas sociales (Nota 18)	7.005	5.666
4. Dotaciones para amortizaciones de inmovilizado	20.514	16.983
6. Otros gastos de explotación	82.087	70.339
a) Servicios exteriores	81.494	69.608
b) Tributos	593	731
I. BENEFICIOS EXPLOTACION	64.865	34.383
7. Gastos financieros y gastos asimilados	10.258	13.295
a) Por deudas con empresas del grupo	3.061	6.085
c) Por deudas con terceros y gtos asimilados	7.197	7.210
9. Diferencias negativas de cambio	11.569	18.248
II. RDOS. FINANCIEROS POSITIVOS	181.416	159.490
III. Bº DE LAS ACTIVIDADES ORDINARIAS	246.281	193.873
10. Variación de las provisiones de inmovilizado inmaterial, material y cartera de control	84.949	22.390
11. Pérdidas procedentes del inmovilizado	0	90
13. Gastos extraordinarios (Nota 18)	651	10.425
14. Gastos y pérdidas de otros ejercicicios	28	346
V. Bº ANTES DE IMPUESTOS	168.173	161.689
15. Impuesto sobre sociedades (Nota 16)	-18.294	-15.127
VI. RESULTADO EJERCICIO (BENEFICIO)	186.467	176.816

Las notas 1 a 20 de la memoria adjunta y el Anexo 1 forman parte integrante de la cuenta de pérdidas y ganancias del ejercicio 2001

(*) Estos datos se presentan únicamente a efectos comparativos

Industria de Diseño Textil,S.A.

CUENTAS DE PERDIDAS Y GANANCIAS DE LOS EJERCICIOS TERMINADOS EL 31 DE ENERO DE 2002 Y 2001 (Notas 1 a 20)

(CIFRAS EN MILES DE EUROS)

H A B E R	EJERCICIO 2001	EJERCICIO 2000 (*)
B) INGRESOS		
1. Importe neto de la cifra de negocios (Nota 18)	1.356.504	1.129.933
a) Ventas	1.426.057	1.209.020
b) Prestaciones de servicios	14.973	12.582
c) Devoluciones y rappels sobre ventas	-84.526	-91.669
4. Otros ingresos de explotación	59.533	52.721
a) Ingresos accesorios y otros de gestión corriente	59.503	51.985
b) Subvenciones	30	736
5. Ingresos de participaciones en capital	186.306	171.436
a) En empresas del grupo	186.306	171.355
c) En empresas fuera del grupo	0	81
7. Otros intereses e ingresos asimilados	7.720	6.012
a) De empresas del grupo	5.940	4.208
c) Otros intereses	1.780	1.804
8. Diferencias positivas de cambio	9.217	13.585
9. Beneficios en la enajenación de inmovilizado	56	472
10. Beneficios por operaciones con acciones y obligaciones propias (Nota 11 y Nota 18)	933	0
12. Ingresos extraordinarios	6.312	409
13. Ingresos y beneficios de otros ejercicios	219	186
IV. RDOS. EXTRAORDINARIOS NEGATIVOS	78.108	32.184

Las notas 1 a 20 de la memoria adjunta y el Anexo 1 forman parte integrante de la cuenta de pérdidas y ganancias del ejercicio 2001

(*) Estos datos se presentan únicamente a efectos comparativos

Firman la presente cuenta de pérdidas y ganancias todos los miembros del Consejo de Administración, en A Coruña a 21 de marzo de 2002.

Fdo. D. Amancio Ortega Gaona
Presidente

Fdo. D. José María Castellano Ríos
Vicepresidente

Fdo. D. Juan Manuel Urgoiti y López de Ocaña
Vocal

Fdo. Dª. Josefa Ortega Gaona
Vocal

Fdo. D. Carlos Espinosa de los Monteros
Vocal

Fdo. D. Francisco Luzón López
Vocal

Fdo. D. Juan Carlos Rodríguez Cebrián
Vocal

Fdo. Dª. Rosalía Mera Goyenechea
Vocal

Fdo. Dª. Irene Ruth Miller
Vocal

Fdo. D. Fred Horst Langhammer
Vocal

1 .- ACTIVIDAD DE LA SOCIEDAD

Industria de Diseño Textil,S.A.(en adelante Inditex) se constituyó como Sociedad Anónima el 12 de junio de 1985, no habiendo modificado su denominación social desde la constitución. Su domicilio social actual está situado en el Polig. Ind. de Sabón, Avda. de la Diputación, Edificio INDITEX, en Arteixo, A Coruña.

De acuerdo con sus estatutos, Inditex tiene, básicamente, como objeto social:

a) La fabricación, producción, comercialización, importación y exportación, y venta al por mayor y detalle de materias primas textiles, hilados, telas, tanto tejidas como tricotadas, y su acabado, así como de prendas y artículos de vestir, calzado, lencería, paños, colchas, etc. Es decir, que la Sociedad podrá realizar todo el proceso, desde la fibra hasta que, previa la transformación de la materia prima, las telas estén acabadas y aptas para su confección, y la propia confección de las prendas, así como la comercialización, venta, importación y exportación de tales productos en cualquiera de sus fases.

b) La participación en el capital de otras sociedades o entidades, civiles o mercantiles, ya sea adquiriendo por suscripción, asunción, compra, permuta o por cualquier otro título, oneroso o gratuito, acciones de cualesquiera otras sociedades anónimas o participaciones de sociedades de responsabilidad limitada, ya sea haciéndose por cualquier acto jurídico con la titularidad de cuotas de participación en otras entidades, bien sean de nacionalidad española o extranjera.

c) La administración, gestión y explotación de dichas acciones, participaciones sociales o cuotas de participación propias o incluso ajenas, así como la enajenación, venta, permuta, o realización de cualquier otro acto jurídico que implique el ejercicio de los derechos incorporados a dichas partes o cuotas sociales.

d) La prestación de toda clase de servicios relacionados con la administración, gestión y explotación de empresas, tales como la llevanza de contabilidad, la formación de listados de clientes, la elaboración de nóminas, confección de recibos de todas clases, la facturación y demás asuntos análogos a los mencionados para lo cual podrá utilizar todo tipo de procedimiento, ya sea manual, mecánico, electrónico o informático, o cualquier otro de la más variada naturaleza.

e) La redacción, elaboración y ejecución de toda clase de estudios y proyectos y la creación de diseños, industriales y comerciales; la dirección, asistencia técnica, transferencia tecnológica y de comercialización, inspección, control y administración en tales proyectos y actividades.

f) La titularidad, explotación o cesión de diseños y de la propiedad industrial en todas sus modalidades y clases.

g) La adquisición y enajenación por cualquier título de toda clase de bienes muebles o inmuebles, derechos, títulos valores, participaciones, acciones o cuotas de participación de otras sociedades, incluso interviniendo en la constitución de éstas, en cuanto tales bienes y derechos sirvan al tráfico que constituye su objeto.

La Sociedad es cabecera de un grupo que incluye fundamentalmente empresas del sector de confección y comercialización textil, en las que ejerce una dirección centralizada y aplica políticas y estrategias a nivel de grupo.

2 .- BASES DE PRESENTACION DE LAS CUENTAS ANUALES

a) Imagen fiel.- Estas cuentas anuales, que han sido formuladas por los Administradores en los plazos legalmente establecidos, se han obtenido de los registros contables de la Sociedad y se presentan de acuerdo con el Plan General de Contabilidad, de forma que muestran la imagen fiel del patrimonio, de la situación financiera y de los resultados de la Sociedad. Las cuentas anuales correspondientes al ejercicio 2001 se someterán a la aprobación por la Junta General Ordinaria de Accionistas, estimándose que serán aprobadas sin ninguna modificación. Las correspondientes al ejercicio 2000 fueron aprobadas por la Junta General Ordinaria de accionistas del 20 de abril de 2001.

Dado que Inditex es la sociedad cabecera de un grupo de empresas (ver nota 8 y anexo 1 de esta memoria), los Administradores han formulado también, de acuerdo con la normativa vigente, las cuentas anuales consolidadas del Grupo Inditex, para mostrar la imagen fiel del patrimonio, de la situación financiera y de los resultados del Grupo. Las cuentas anuales consolidadas se han formulado en un documento separado de estas cuentas anuales individuales y ambas serán depositadas en el Registro Mercantil de A Coruña, una vez las aprueben la Junta General Ordinaria de Accionistas.

b) Principios contables.- Los principios y criterios contables aplicados en la elaboración de las cuentas anuales al 31 de enero de 2002 son los que se resumen en la Nota 4 de esta Memoria. Todos los principios contables obligatorios con incidencia en el patrimonio, la situación financiera y los resultados de la Sociedad se han aplicado en la elaboración de estas cuentas anuales.

c) Identificación.- El ejercicio terminado el 31 de enero de 2002 se denomina "ejercicio 2001" y el finalizado el 31 de enero de 2001 "ejercicio 2000".

d) Introducción del euro.- Conforme el Real Decreto 2814/1998, de 23 de diciembre, por el que se aprueban las Normas sobre los aspectos contables de la introducción al euro, las cifras desglosadas en estas cuentas anuales figuran expresadas en miles de euros; por lo que, a efectos comparativos, los importes correspondientes al ejercicio 2000 han sido convertidos a dicha moneda al tipo fijo de conversión de 166,386 pesetas por euro.

3 .- DISTRIBUCION DE RESULTADOS

La propuesta de distribución de resultados del ejercicio 2001, formulada por los Administradores de la Sociedad, ha sido la siguiente:

Bases de reparto:	Ejercicio 2001
Pérdidas y ganancias	186.467

Distribución:	Ejercicio 2001
A reservas voluntarias	117.901
A dividendos	68.566
Totales	**186.467**

4 .-NORMAS DE VALORACION

Las principales normas de valoración utilizadas por la Sociedad en la elaboración de sus cuentas anuales para el ejercicio 2001, de acuerdo con las establecidas por el Plan General de Contabilidad, han sido las siguientes:

Gastos de establecimiento.

Los gastos de establecimiento están formados por:

- Gastos de ampliación de capital

Se encuentran valorados a su precio de adquisición. Se presentan netos de su amortización, la cual se efectúa linealmente en un plazo de cinco años.

Inmovilizaciones inmateriales.

Propiedad industrial: Se carga por los importes satisfechos para la adquisición de la propiedad o del derecho al uso de las diferentes manifestaciones de la misma, o por los gastos incurridos con motivo del registro de las desarrolladas por la empresa, y se amortiza de forma lineal en un plazo de diez años.

Aplicaciones informáticas: Se encuentran valoradas a su coste de adquisición y se amortizan de forma lineal en un plazo de cinco años.

Bienes en arrendamiento financiero (leasing): Se contabilizan como inmovilizado inmaterial por el valor al contado del bien, reflejándose en el pasivo la deuda total por las cuotas más el importe de la opción de compra. La diferencia entre dichos importes, constituida por los gastos financieros de la operación, se contabiliza como gastos a distribuir en varios ejercicios o como ajustes por periodificación, según su vencimiento, y se imputa a los resultados de cada ejercicio de acuerdo con un criterio financiero. Los derechos registrados como activos inmateriales se amortizan atendiendo a la vida útil del bien objeto del contrato, según se muestra en el detalle del epígrafe de "Inmovilizaciones materiales". Cuando se ejercita la opción de compra, el valor de los derechos registrados y su correspondiente amortización acumulada se dan de baja en estas cuentas y pasan a formar parte del inmovilizado material de la Sociedad.

De acuerdo con lo establecido en el Real Decreto Ley 7/1996, de 7 de junio, la Sociedad actualizó sus bienes en régimen de arrendamiento financiero (notas 6 y 11).

Inmovilizaciones materiales.

Los bienes comprendidos en el inmovilizado material se encuentran valorados a su precio de adquisición actualizado, de acuerdo con diversas disposiciones legales, entre las que se encuentra el Real Decreto Ley 7/1996, de 7 de junio , (Notas 7 y 11) el cual incluye los gastos adicionales que se producen hasta la puesta en condiciones de funcionamiento del bien. En circunstancias excepcionales, y siempre que se cumplan los requisitos establecidos por la normativa contable vigente, se capitalizan como mayor coste de adquisición los gastos financieros incurridos con anterioridad a la puesta en funcionamiento del bien.

Los costes de ampliación, modernización o mejoras que representan un aumento de productividad, capacidad o eficiencia, o un alargamiento de la vida útil de los bienes, se capitalizan como mayor coste de los correspondientes bienes.

Los gastos de conservación y mantenimiento incurridos durante el ejercicio se cargan a la cuenta de pérdidas y ganancias.

La dotación anual a la amortización se calcula por el método lineal, excepto para una parte de las Instalaciones técnicas y Maquinaria, para los que se utiliza el método de la amortización degresiva, en función de la vida útil estimada de los diferentes bienes, la cual es la siguiente:

Concepto	Años de vida útil estimada
Construcciones	33 a 50
Instalaciones técnicas	8 a 13
Maquinaria	3 a 8
Utillaje	3 a 10
Mobiliario	7 a 10
Equipos proceso información	4
Elementos de transporte	3 a 15
Otro inmovilizado material	7 a 10

Si se hubiera amortizado linealmente el inmovilizado material que se amortiza de forma degresiva, la diferencia no afectaría significativamente al resultado ni a los fondos propios de la Sociedad.

Las plusvalías o incrementos netos de valor resultante de las operaciones de actualización se amortizan en los períodos impositivos que restan por completar la vida útil de los elementos patrimoniales actualizados.

Valores mobiliarios y otras inversiones financieras análogas.

Los valores admitidos a cotización oficial se reflejan, al final del ejercicio, por el precio de mercado si éste fuese inferior al precio de adquisición, mediante la dotación de las correspondientes provisiones. El precio de mercado considerado es el inferior entre los dos siguientes:

- Cotización oficial media correspondiente al último trimestre del año.
- Cotización del día de cierre del balance o en su defecto la del inmediato anterior.

Los valores mobiliarios no admitidos a cotización oficial se encuentran valorados por su precio de adquisición a la suscripción o compra de los mismos, reflejándose al final del ejercicio, por el valor teórico contable que se desprende del último balance disponible de la entidad emisora, si éste fuese inferior al precio de adquisición, corregido en el importe de las plusvalías tácitas existentes en el momento de la adquisición y que subsisten en el de la valoración posterior mediante la dotación de las correspondientes provisiones.

A efectos de evaluar la necesidad de dotar estas provisiones, se tiene también en cuenta la evolución previsible de los fondos propios de la sociedad emisora. Consecuentemente, el balance de situación y la cuenta de pérdidas y ganancias del ejercicio 2001 adjunto no reflejan las variaciones patrimoniales que resultarían de aplicar criterios de consolidación o de puesta en equivalencia, según procediese.

Si dichas inversiones se hubieran valorado de acuerdo con criterios de consolidación, los fondos propios y el resultado de Inditex (incluido en aquéllos) habrían aumentado en 703.554 y 153.945 mil euros aproximada y respectivamente al 31 de enero de 2002. El saldo total del activo ascendería a 2.604.936 mil euros al 31 de enero de 2002 aproximadamente.

Créditos no comerciales.

Los créditos no comerciales, tanto a corto como a largo plazo, se registran por el importe entregado. La diferencia entre este importe y el nominal de los créditos se registra en el epígrafe "Ingresos a distribuir en varios ejercicios", con contrapartida en la correspondiente rúbrica, de inmovilizado o circulante, de crédito por intereses, en el activo del balance.

Los ingresos por intereses se computan en el ejercicio en que se devengan, siguiendo un criterio financiero.

Acciones propias.

Las acciones propias en poder de la Sociedad se valoran a su precio medio de adquisición, constituido por el importe total satisfecho en la compra, o el valor de mercado si este fuera menor. Como valor de mercado se considera, de acuerdo con la normativa contable vigente, el menor de la cotización oficial media del último trimestre del ejercicio, la cotización al cierre, o el correspondiente valor teórico contable.

Gastos a distribuir en varios ejercicios

Los importes registrados en este capítulo del balance de situación adjunto corresponden, básicamente, a diferencias entre el valor nominal de las deudas y el importe recibido por las mismas. Se imputan a resultados siguiendo un criterio financiero.

Existencias.

Los bienes comprendidos en las existencias se valoran a precio de adquisición utilizando el método "primera entrada-primera salida" (FIFO). Cuando el valor de mercado es inferior al precio de adquisición y la depreciación se considera reversible, se procede a efectuar la corrección valorativa, dotando a tal efecto la correspondiente provisión. Se considera como valor de mercado su precio de reposición o el valor neto de realización si fuese inferior.

La valoración de los productos obsoletos, defectuosos o de lento movimiento se ha reducido a su posible valor de realización.

Subvenciones.

Las subvenciones a la explotación se abonan a resultados en el momento de su devengo.

Provisiones para riesgos y gastos.

La política de la Sociedad es dotar las provisiones que correspondan por el importe estimado que sea necesario para hacer frente a responsabilidades probables o ciertas, nacidas de litigios en curso y por indemnizaciones u obligaciones pendientes de cuantía indeterminada, avales u otras garantías similares a cargo de la empresa. Su dotación se efectúa al nacimiento de la responsabilidad o de la obligación que determina la indemnización o pago.

Deudas.

Las deudas se contabilizan por su valor nominal y la diferencia entre dicho valor nominal y el importe recibido se contabiliza en el activo del balance como gastos a distribuir en varios ejercicios, que se imputan a resultados por los correspondientes al ejercicio calculados siguiendo un criterio financiero.

En el balance de situación adjunto y de acuerdo con el Plan General de Contabilidad, las deudas se clasifican en función de sus vencimientos residuales, a partir de la fecha de cierre del ejercicio, considerando como acreedores a corto plazo las deudas con vencimiento inferior o igual a 12 meses y como acreedores a largo plazo las deudas con vencimiento superior a los 12 meses.

Impuesto sobre beneficios.

El gasto por Impuesto sobre Sociedades del ejercicio se calcula en función del resultado económico antes de impuestos, aumentado o disminuido, según corresponda, por las diferencias permanentes con el resultado fiscal, entendiendo éste como la base imponible del citado impuesto.

El importe de las bonificaciones y deducciones en la cuota tomadas en el ejercicio se considera como un menor importe del gasto por Impuesto sobre Sociedades del ejercicio.

Transacciones en moneda extranjera.

La conversión en moneda nacional de los saldos en moneda extranjera y de los créditos y débitos expresados en moneda extranjera se realiza aplicando el tipo de cambio vigente en el momento de efectuar la correspondiente operación, valorándose al cierre del ejercicio de acuerdo con el tipo de cambio vigente en ese momento.

Las diferencias de cambio que se producen como consecuencia de la valoración al cierre del ejercicio de los débitos y créditos en moneda extranjera se clasifican en función del ejercicio en que vencen y de la moneda, agrupándose a estos efectos las monedas que, aun siendo distintas, gozan de convertibilidad oficial y presentan un comportamiento similar en el mercado.

Las diferencias netas positivas de cada grupo se recogen en el pasivo del balance como "Ingresos a distribuir en varios ejercicios", salvo que por el grupo correspondiente se hayan imputado a resultados de ejercicios anteriores diferencias negativas de cambio, en cuyo caso se abonan a resultados del ejercicio las diferencias positivas hasta el límite de las diferencias negativas netas cargadas a resultados de ejercicios anteriores. Las diferencias negativas se imputan a resultados del ejercicio.

Las diferencias positivas diferidas en ejercicios anteriores se imputan a resultados en el ejercicio en que vencen o se cancelan anticipadamente los correspondientes créditos y débitos, o en la medida en que en cada grupo homogéneo se van reconociendo diferencias de cambio negativas por igual o superior importe.

Ingresos y gastos.

Los ingresos y gastos se imputan en función del criterio del devengo, es decir, cuando se produce la corriente real de bienes y servicios que los mismos representan, con independencia del momento en que se produzca la corriente monetaria o financiera derivada de ellos.

No obstante, siguiendo el principio de prudencia, la Sociedad únicamente contabiliza los beneficios realizados a la fecha del cierre del ejercicio, en tanto que los riesgos previsibles y las pérdidas, aún siendo eventuales, se contabilizan tan pronto son conocidos.

Indemnizaciones por despido.

De conformidad con la legislación laboral vigente, la Sociedad está obligada al pago de indemnizaciones a aquellos empleados con los que, bajo determinadas condiciones, rescinda sus relaciones laborales. No se ha creado provisión alguna para este posible pasivo porque la Dirección de la Sociedad no espera que se produzcan despidos de importancia en el futuro.

Premio de jubilación.

De acuerdo con el convenio colectivo vigente, los trabajadores que causen baja en la Sociedad por jubilación, percibirán una prima siempre que tengan una antigüedad mínima de 10 años en la Sociedad.

La Sociedad sigue el criterio de registrar el gasto que se genere por este concepto en el momento en que se produce su pago, por entender que el posible pasivo devengado no sería significativo en relación con las cuentas anuales en su conjunto.

Instrumentos de cobertura de riesgo

La Sociedad sigue la práctica de formalizar contratos de opciones y futuros como instrumentos de cobertura de riesgo en la variación del tipo de cambio de parte de sus importaciones y exportaciones en divisas (seguros de cambio, forwards y opciones sobre divisas, fundamentalmente). Al cierre del ejercicio se han valorado los contratos en vigor comparando, para cada contrato individualmente considerado, el precio pactado con la cotización de cada divisa a la fecha de cierre a un plazo similar al contratado.

Del cierre teórico de dichas operaciones al 31 de enero de 2002 no se desprenden pérdidas para la Sociedad que debieran ser incorporadas a sus registros contables.

5 .- GASTOS DE ESTABLECIMIENTO

El movimiento habido durante el ejercicio 2001 en las diferentes cuentas de este epígrafe ha sido el siguiente:

Gastos de Establecimiento	Saldo 01.02.2001	Adición	Adición por traspaso	Disminución	Disminución por traspaso	Saldo 31.01.2002
Gastos ampliación de capital	0	215	0	43	0	172

6 .- INMOVILIZADO INMATERIAL

El movimiento habido durante el ejercicio 2001 en las diferentes cuentas del inmovilizado inmaterial y de sus correspondientes amortizaciones acumuladas ha sido el siguiente:

Inmovilizado Inmaterial	Saldo 01.02.2001	Adición	Adición por traspaso	Disminución	Disminución por traspaso	Saldo 31.01.2002
Concesiones administrativas	18	0	0	0	0	18
Propiedad industrial	10.605	757	0	0	0	11.362
Aplicaciones informáticas	1.128	820	0	0	0	1.948
Dchos. s/bienes arrend. finan.	28.117	0	0	0	6.418	21.699
Totales	39.868	1.577	0	0	6.418	35.027

Amortización acumulada	Saldo 01.02.2001	Adición	Adición por traspaso	Disminución	Disminución por traspaso	Saldo 31.01.2002
A.A. Propiedad industrial	5.666	940	0	0	0	6.606
A.A. Aplicaciones informáticas	761	295	0	0	0	1.056
A.A. Bienes arrend. financiero	7.967	2.555	0	0	3.294	7.228
Totales	14.394	3.790	0	0	3.294	14.890

Las principales adiciones del ejercicio en las cuentas "Propiedad Industrial" y "Aplicaciones informaticas" se corresponden con el coste del registro de las marcas en los paises donde opera el Grupo y a la adquisición de los elementos de software, respectivamente.

La Sociedad al 31 de enero de 2002 tenía los siguientes bienes en régimen de arrendamiento financiero:

		Meses		CUOTAS DE ARRENDAMIENTO			Opcion de
Elemento	Coste del bien	Contra.	Transc.	al 01.02.2001	Ejercicio 2001	Ptes. 31.01.2002	compra
Construcciones	481	120	94	461	63	136	6
Construcciones	64	110	84	58	9	20	1
Instalaciones	2.944	60	52	2.178	652	432	56
Instalaciones	3.340	60	49	2.260	733	668	62
Instalaciones	722	60	44	423	159	212	13
Instalaciones	10.079	48	28	3.582	2.715	4.465	223
Instalaciones	2.717	48	25	783	729	1.384	60
Instalaciones	1.352	48	19	214	365	879	31
Totales	21.699			9.959	5.425	8.196	452

La sociedad al 31 de enero de 1997 actualizó sus bienes en arrendamiento financiero al amparo del Real Decreto Ley 7/1996, de 7

de junio. El resultado de la actualización ascendió a 592 mil euros, y el efecto sobre la amortización del inmovilizado inmaterial en el ejercicio 2001 ha sido poco significativo.

El aumento previsto para el ejercicio 2002 no es significativo.

El importe de las actualizaciones netas acumuladas, al 31 de enero de 2002, realizadas al amparo del Real Decreto Ley 7/1996, de 7 de junio, asciende a 21 mil euros.

Inmovilizado totalmente amortizado

Del inmovilizado inmaterial de la Sociedad al 31 de enero de 2002 se encontraban totalmente amortizados algunos elementos por valor de 2.803 mil euros, que corresponden principalmente a Propiedad Industrial.

7 .- INMOVILIZADO MATERIAL

El movimiento habido durante el ejercicio 2001 en las diferentes cuentas del inmovilizado material y sus correspondientes amortizaciones acumuladas ha sido el siguiente:

Inmovilizado Material	Saldo 01.02.2001	Adición	Adición por traspaso	Disminución	Disminución por traspaso	Saldo 31.01.2002
Terrenos y bienes naturales	15.569	42	0	618	0	14.993
Construcciones	101.068	2.505	481	0	0	104.054
Instalaciones técnicas	60.944	10.890	7.268	0	0	79.102
Maquinaria	4.106	77	11.949	0	0	16.132
Utillaje	152	0	0	0	0	152
Mobiliario	5.007	1.154	0	0	0	6.161
Equipos proceso información	10.656	6.564	0	237	0	16.983
Elementos de transporte	256	9.890	27.055	0	0	37.201
Otro inmovilizado material	1.305	559	0	0	0	1.864
Construcciones en curso	2.530	537	0	4	480	2.583
Instalaciones técnicas montaje	1.882	1.578	0	0	1.298	2.162
Maquinaria en montaje	11.502	177	0	0	11.502	177
E. proceso inform. montaje	738	0	0	0	0	738
Anticipos inmovil. materiales	27.858	0	0	0	27.055	803
Totales	243.573	33.973	46.753	859	40.335	283.105

Amortización acumulada	Saldo 01.02.2001	Adición	Adición por traspaso	Disminución	Disminución por traspaso	Saldo 31.01.2002
Construcciones	12.169	3.874	0	0	0	16.043
Instalaciones técnicas	16.750	7.511	3.294	0	0	27.555
Maquinaria	1.706	1.899	0	0	0	3.605
Utillaje	138	10	0	0	0	148
Mobiliario	748	557	0	0	0	1.305
Equipos proceso información	7.269	2.102	0	0	0	9.371
Elementos de transporte	132	474	0	0	0	606
Otro inmov. material	455	254	0	0	0	709
Totales	39.367	16.681	3.294	0	0	59.342

Las adiciones y las adiciones por traspaso en el epígrafe "Elementos de transporte" corresponden básicamente a la adquisición de una aeronave por parte de la Sociedad.

La disminución en el epígrafe "Maquinaria en montaje" corresponde a la puesta en funcionamiento de un sistema de clasificación de prendas en los almacenes centrales.

La política de la Sociedad es formalizar pólizas de seguro para cubrir los posibles riesgos a que están sujetos los diversos elementos de su inmovilizado.

Revalorizaciones

Conforme se indica en la nota 4, la Sociedad procedió a la actualización de los valores de su inmovilizado material al amparo de las disposiciones del Real Decreto Ley 7/1996, de 7 de junio.

Las cuentas afectadas por la actualización amparada en el Real Decreto Ley 7/1996 de 7 de junio, fueron las siguientes:

Concepto	Plusvalía Inicial
Terrenos y bienes naturales	544
Construcciones	190
Instalaciones técnicas	234
Maquinaria	63
Mobiliario	27
Equipos proceso información	83
Elementos de transporte	13
Totales	1.154

El efecto de la actualización sobre la dotación a la amortización anual y sobre el resultado del próximo ejercicio asciende a 68 y 64 mil euros, respectivamente.

El importe de las actualizaciones netas acumuladas, al 31 de enero de 2002, realizadas al amparo del Real Decreto-Ley 7/1996, de 7 de junio, ha ascendido a 939 mil euros, e incluye varios elementos traspasados del inmovilizado inmaterial.

Inmovilizado adquirido a empresas del Grupo

El inmovilizado adquirido a empresas del Grupo al 31 de enero de 2002 ha sido el siguiente:

Cuenta	Coste	Amortiz. Acum.
Terrenos y bienes naturales	1.929	0
Construcciones	97.539	15.270
Instalaciones técnicas	31.185	10.153
Maquinaria	60	35
Mobiliario	4.518	865
Equipos proceso información	8	7
Elementos de transporte	106	74
Otro inmovilizado material	354	177
Totales	135.699	26.581

Inmovilizado totalmente amortizado, obsoleto o no utilizado.

Del inmovilizado material de la Sociedad al 31 de enero de 2002 se encontraban totalmente amortizados algunos elementos cuyos valores de activo son:

Elementos	Valores activo
Construcciones	40
Instalaciones técnicas	836
Maquinaria	353
Utillaje	118
Mobiliario	218
Equipos proceso información	5.979
Elementos de transporte	16
Otro inmovilizado material	87
Totales	7.647

8 .- INMOVILIZACIONES FINANCIERAS E INVERSIONES FINANCIERAS TEMPORALES

Inmovilizaciones Financieras

Los movimientos habidos durante el ejercicio 2001 en las diversas cuentas de Inmovilizaciones Financieras han sido los siguientes:

Inmovilizado financiero	Saldo 01.02.2001	Adición	Adición por traspaso	Disminución	Disminución por traspaso	Saldo 31.01.2002
Participación empresas grupo	489.858	66.461	0	1.040	0	555.279
Particip. empresas asociadas	8.076	23.467	0	0	0	31.543
Inv.finan. permanentes capital	5.104	0	0	15	0	5.089
Fianzas constituidas a l/plazo	37	116	0	2	0	151
Depositos constituidos l/p	30	0	0	0	0	30
Prov. Dep. val. mob. l/p grupo	-53.439	-85.257	0	-886	0	-137.810
Prov. Dep. val. mob. l/p asoc.	0	-7.193	0	0	0	-7.193
Totales	449.666	-2.406	0	171	0	447.089

Al 31 de enero de 2002, la Sociedad participa de manera directa en el 68% de "Inditex Cogeneración, A.I.E.", cuya actividad es la creación y explotación de plantas de cogeneración para producción de energía eléctrica y térmica y está domiciliada en Arteixo (La Coruña). Su capital asciende a 1.503 mil euros y los resultados se imputan directamente a los socios al cierre del ejercicio. En el presente ejercicio han ascendido a 40 mil euros.

Las adiciones habidas en el epígrafe "Participación en empresas asociadas" se corresponden con la inversión de INDITEX en cuatro Agrupaciones de Interés Económico. Los resultados de las mismas atendiendo a su naturaleza, han sido registrados en el epígrafe "Impuesto sobre sociedades" de la cuenta de pérdidas y ganancias adjunta (Nota 16).

Información sobre sociedades del grupo y asociadas

Las operaciones más significativas del ejercicio se refieren a ampliaciones de capital realizadas en filiales extranjeras con motivo de la expansión internacional del Grupo y a la venta del 49% de Zara Italia, S.R.L. al Grupo Percassi.

INDITEX posee una opción de compra sobre el 9,95% del capital social de Stradivarius España, S.A. propiedad de un accionista minoritario. A su vez, dicho socio posee una opción de venta a INDITEX por dicha participación. El período de ejercicio de dichas opciones, que se concedieron en el momento de la toma de control por parte de INDITEX, se extiende entre los ejercicios 2005 a 2010. Las opciones se otorgaron sin prima alguna y serán ejercitables por un precio de 11.960 mil euros, más el 9,95% de los beneficios no repartidos por Stradivarius España, S.A. desde el momento de su adquisición por INDITEX hasta el momento en el que, en su caso, se ejercite cualquiera de las opciones. La adquisición de la participación que INDITEX posee en Stradivarius España, S.A. se produjo en 1999, por un importe de 108.242 mil euros, que se harán efectivos entre 1999 y 2005.

Por otra parte, INDITEX posee una opción de compra sobre el 50% del capital social de Zara Deutschland GmbH, propiedad de Otto Versand GmbH & Co., que, a su vez, posee una opción de venta a INDITEX por la totalidad de su participación. El período de ejercicio de dichas opciones comienza en septiembre de 2001 y se extiende durante la vida del acuerdo entre los socios. Las opciones se otorgaron sin prima alguna y el precio de ejercicio dependerá de los fondos propios de la sociedad participada y del número de tiendas operadas por dicha sociedad en el momento en el que, en su caso, se ejercite cualquiera de las opciones.

INDITEX posee una opción de compra sobre el 50% del capital social de Zara Japan Corporation, perteneciente a Grupo Bigi. El período de ejercicio de dicha opción se extiende durante la vida del acuerdo entre los socios. La opción se otorgó sin prima alguna y el precio de ejercicio dependerá de los fondos propios de la sociedad participada y del número de tiendas operadas por dicha sociedad en el momento en el que, en su caso, se ejercite cualquiera de las opciones.

INDITEX dispone de una opción de compra sobre el 5% del capital social de Zara Canada, Inc. perteneciente a Reitmans Canada Limited, quien, a su vez, dispone de una opción de venta de su participación a INDITEX. El período de ejercicio de dicha opción se extiende durante la vida del acuerdo entre los socios. Las opciones se otorgaron sin prima alguna y el precio de ejercicio dependerá de los fondos propios de la sociedad participada.

INDITEX dispone de una opción de compra sobre la participación del 5% del capital social de Zara México, S.A. de C.V. perteneciente al accionista minoritario. El período de ejercicio de dicha opción se extiende durante la vida del acuerdo entre los socios. La opción se otorgó sin prima alguna y el precio de ejercicio dependerá de los fondos propios de la sociedad participada.

Por otra parte, Inditex posee una opción de compra sobre el 49% del capital social de Zara Italia, S.R.L. y de Oysho Italia, S.R.L. propiedad del Grupo Percassi, que a su vez, posee una opción

de venta a Inditex por la totalidad de su participación. El período de ejercicio de dichas opciones se extiende durante la vida del acuerdo entre los socios. Las opciones se otorgaron sin prima alguna y el precio de ejercicio dependerá de los fondos propios y de los resultados de la sociedad participada y del número de tiendas operadas por dicha sociedad en el momento en el que, en su caso, se ejercite cualquiera de las opciones

Los Administradores de INDITEX opinan que en ningún caso se derivarán variaciones significativas en los resultados de las operaciones ni en la situación financiera de INDITEX como consecuencia del ejercicio de cualquiera de las opciones descritas.

La información sobre las sociedades del grupo y asociadas al 31 de enero de 2002 es la que se detalla en el Anexo 1.

Inversiones Financieras Temporales

Los movimientos habidos durante el ejercicio 2001 en las diversas cuentas de este epígrafe del balance de situación adjunto, han sido los siguientes:

Descripción	Saldo 01.02.2001	Adición	Adición por traspaso	Disminución	Disminución por traspaso	Saldo 31.01.2002
Créd. c/p a empresas grupo	183.538	292.414	0	183.538	0	292.414
Int. c/p inv.f. empresas grupo	4.435	5.630	0	4.435	0	5.630
Valores renta fija a corto plazo	0	21.000	0	9.000	0	12.000
Intereses corto plazo créditos	8	26	0	8	0	26
Imposiciones a corto plazo	15.902	1.466	0	15.902	0	1.466
Fianzas const. a corto plazo	6	0	0	0	0	6
Totales	203.889	320.536	0	212.883	0	311.542

Las principales adiciones del ejercicio corresponden, básicamente, a los créditos generados como consecuencia de la política de gestión centralizada de cobros y pagos entre compañías del grupo, que se instrumenta a través de cuentas corrientes abiertas por las distintas sociedades en Inditex, y a los créditos generados como consecuencia de la tributación en régimen de declaración consolidada (Nota 13).

Las imposiciones a corto plazo así como los valores de renta fija a corto plazo, se encuentran contratadas a un tipo de interés de mercado.

9 .-GASTOS A DISTRIBUIR EN VARIOS EJERCICIOS

El movimiento habido durante el ejercicio 2001 en las diferentes cuentas de este epígrafe, ha sido el siguiente:

Concepto	Saldo 01.02.2001	Adición	Disminución	Gasto del Ejercicio	Traspasos	Saldo 31.01.2002
Gastos financieros diferidos	5.757	0	103	0	-5.596	58
Otros intereses diferidos	0	0	0	2.731	5.380	2.649
Totales	5.757	0	103	2.731	-216	2.707

A 31 de enero de 2001 figuraban en el epígrafe "Gastos financieros diferidos" los intereses implícitos de los pagos aplazados de la adquisición de Stradivarius España, S.A. por importe de 5.380 mil euros, los cuales han sido traspasados en el presente ejercicio al epígrafe "Otros intereses diferidos", quedando 2.649 mil euros al 31 de enero de 2002. Asimismo, en la columna "Traspasos" también se recogen los gastos financieros diferidos por operaciones de arrendamiento financiero con vencimiento a corto plazo, que se han reclasificado al epígrafe "Ajustes por periodificación" del activo del balance adjunto.

La disminución corresponden a revisiones del tipo de interés en los contratos de leasing procedentes de años anteriores.

10 .- EXISTENCIAS

La composición de las existencias de la Sociedad al 31 de enero de 2002 es la siguiente:

Concepto	Importe
Comerciales	109.131
Materias primas	27.587
Totales	136.718

La política de la Sociedad es formalizar pólizas de seguro para cubrir los posibles riesgos a que están sujetas las existencias.

11 .- FONDOS PROPIOS

El movimiento de las distintas cuentas que componen este epígrafe durante el ejercicio 2001, ha sido el siguiente:

Concepto	Saldo 01.02.2001	Distribución Resultados	Adición	Disminución	Traspasos	Saldo 31.01.2002
Capital social	93.500	0	0	0	0	93.500
Prima de emisión de acciones	20.379	0	0	0	0	20.379
Reservas de revalorización	1.692	0	0	0	0	1.692
Reserva legal	18.511	189	0	0	0	18.700
Reservas acciones propias	3.151	0	0	0	-2.704	447
Reservas especiales	156	0	0	0	0	156
Reservas voluntarias	289.178	169.415	0	0	2.704	461.297
Dividendo activo a cuenta	-1.202	1.202	0	0	0	0
Resultado ejercicio 2000	176.816	-176.816	0	0	0	0
Resultado ejercicio 2001	0	0	186.467	0	0	186.467
Dividendos	0	6.010	0	0	0	0
Totales	602.181	0	186.467	0	0	782.638

Capital Social y Prima de Emisión

El capital social de la Sociedad al 31 de enero de 2002 asciende a 93.500 mil euros y está formado por 623.330.400 acciones de 0,15 euros de valor nominal cada una, totalmente suscritas y desembolsadas, todas ellas pertenecientes a una única clase y serie, que confieren idénticos derechos políticos y económicos a sus titulares, y representadas por anotaciones en cuenta.

El Texto Refundido de la Ley de Sociedades Anónimas permite expresamente la utilización del saldo de la prima de emisión para ampliar el capital y no establece restricción específica alguna en cuanto a la disponibilidad de dicho saldo.

Desde el 23 de mayo de 2001, las acciones de INDITEX cotizan en las cuatro bolsas de valores españolas. Por este motivo la Sociedad no conoce con exactitud la composición de su accionariado. Sin embargo, de acuerdo con la información pública registrada en la Comisión Nacional de Mercado de Valores, la Sociedad Gartler, S.L. posee más del 50% del capital social de INDITEX.

Acciones Propias

Al 31 de enero de 2001, INDITEX poseía 1.446.600 acciones propias, representativas de un 0,23% del capital social, con un coste de adquisición de 3,2 millones de euros, en cobertura del Plan de opciones de 1998. Durante el ejercicio 2001, los beneficiarios de dicho plan ejercitaron una parte significativa de sus opciones, procediéndose a la enajenación de 1.241.400 acciones. Dicha venta produjo un beneficio de 933 mil euros (vease Nota 18), registrado bajo el epígrafe "Beneficios por operaciones con acciones y obligaciones propias" de la cuenta de pérdidas y ganancias de 2001 adjunta.

El movimiento habido en el ejercicio en las cuentas de acciones propias mostradas en el activo del balance, es el siguiente:

	Miles de euros
Saldo al 1 de febrero de 2001	3.151
Ventas	2.704
Saldo al 31 de enero de 2002	447

Al 31 de enero de 2002, INDITEX posee 205.200 acciones propias, con un coste medio de adquisición de 2,18 euros por acción, para las cuales se había dotado la correspondiente reserva indisponible. De dichas acciones 164.200 se poseen en cobertura de las opciones correspondientes al Plan de 1998 que todavía no han sido ejercitadas, según se explica más adelante.

Plan de entrega gratuita de acciones a los empleados del Grupo

La Junta General de Accionistas de Industria de Diseño Textil, S.A. decidió el 20 de julio de 2000 y el 19 de enero de 2001 la implantación de un plan de entrega gratuita de acciones a los empleados del Grupo en todo el mundo. En virtud de dicho acuerdo, todos los empleados del Grupo de sociedades que prestaban sus servicios el 31 de diciembre de 2000 y que mantenían su condición de empleados transcurridos cuatro meses desde la admisión a cotización de los títulos representativos del capital social en las bolsas de valores españolas, recibieron 50 acciones por año (o fracción de año) de antigüedad en el Grupo. Los empleados de sociedades domiciliadas en países en los que la entrega de acciones no era posible debido a dificultades legales o administrativas, recibieron una cantidad en efectivo equivalente al valor de la acción al cierre de los mercados de valores al 21 de septiembre de 2001, fecha de cómputo para el cálculo del importe a entregar.

Para la cobertura del plan de entrega de acciones, Santander Central Hispano Investment, S.A. suscribió 4.312.000 acciones de una ampliación de capital realizada en el mes de enero de 2001, y firmó un contrato de opción de compra a favor de INDITEX para que ésta pueda adquirir las acciones a entregar a los empleados de su Grupo de Sociedades. Asimismo, dicha entidad financiera suscribió un contrato de permuta financiera con INDITEX cuyo objeto es fijar su remuneración por la inversión efectuada en las acciones de la Sociedad y regular los diferentes flujos monetarios relacionados con dicha inversión. En 2001, INDITEX ejercitó el derecho de opción de compra por 3.500.000 acciones para la ejecución del mencionado Plan. Con posterioridad al cierre del ejercicio, el 28 de febrero de 2002 se ejercitó el derecho de compra por 2.210 acciones, destinadas a la solución de diversas incidencias ocurridas en la ejecución del plan.

Las 809.790 acciones remanentes, suscritas por Santander Central Hispano Investment, S.A. y sobre las que INDITEX posee una opción de compra con vencimiento en enero de 2004, pueden ser destinadas a nuevos planes de participación de los administradores y/o del personal de su Grupo de Sociedades en el capital social de INDITEX, de acuerdo con lo que, en su caso, decida la Junta General de Accionistas. En el supuesto de que llegado el día 30 de enero de 2004, existesen acciones remanentes en poder de Santander Central Hispano Investment, S.A., INDITEX se compromete a someter a la primera Junta General de Accionistas (sea Ordinaria o Extraordinaria) que se celebre con posterioridad a dicha fecha un acuerdo de reducción del capital mediante la amortización de las acciones suscritas en poder de Santander Central Hispano Investment, S.A. y que INDITEX no hubiera readquirido, a un precio de reembolso de 2,93 euros por acción.

El coste para INDITEX de la operación de entrega gratuita de acciones asciende aproximadamente a 2.133 mil euros. En el ejercicio 2000 se había registrado una provisión de 9.244 mil euros con cargo a gastos extraordinarios, de modo que en la cuenta de pérdidas y ganancias de 2001 adjunta se han registrado 4.111 mil euros como ingreso extraordinario, manteniendo un pasivo por importe de 3.000 mil euros en previsión del coste estimado que tendrá , en su caso, el reparto de las acciones remanentes entre los empleados del Grupo.

Plan de opciones sobre acciones de 1998

En 1998, la Sociedad firmó acuerdos con un grupo de directivos en virtud de los cuales les otorgaría derechos de opción si se cumplían ciertos objetivos económicos. Como consecuencia de dicho Plan, se otorgaron opciones que dan derecho al conjunto del colectivo a comprar a la Sociedad un número máximo de 1.405.600 acciones al precio de 2,93 euros por acción. El periodo de ejercicio de las opciones se extiende desde el 15 de septiembre de 2001 al 15 de septiembre de 2003, caducando en ésta última fecha todos los derechos inherentes a las opciones no ejercitadas.

INDITEX percibió en concepto de prima de las opciones un importe de 205.920 euros (0,15 euros por acción). El Plan de opciones de 1998 fue ratificado por la Junta General de Accionistas de INDITEX de 20 de julio de 2000.

Durante el ejercicio 2001, se ejercitaron opciones correspondientes a 1.241.400 acciones, que fueron enajenadas por la Sociedad en las condiciones estipuladas, de las cuales 225.800 corresponden a miembros del Consejo de Administración de la Sociedad. Al 31 de enero de 2002, permanecen vivas opciones que dan derecho a la adquisición de 164.200 acciones de INDITEX. Para la cobertura de dichos derechos INDITEX posee en autocartera un número suficiente de acciones, con un coste de adquisición inferior al precio de ejercicio de las opciones.

Plan de opciones sobre acciones

Las Juntas de Accionistas de INDITEX de 20 de julio de 2000, 19 de enero de 2001 y 20 de abril de 2001 acordaron la puesta en marcha de un nuevo plan de opciones sobre acciones, en virtud del cual se otorgarían derechos de opción sobre un número máximo de 3.018.400 acciones ordinarias de INDITEX, de 0,15 euros de valor nominal, dirigido a los consejeros de INDITEX y a los altos directivos y otros empleados clave de su Grupo de sociedades. Cada opción dará derecho, mediante su ejercicio, a una acción de INDITEX.

El número de opciones a entregar dependerá de la revalorización de la acción de INDITEX en el Mercado Continuo en el año natural en que se produzca la admisión a cotización de las acciones de INDITEX en las Bolsas de Valores y en los dos años naturales siguientes.

La Junta General de Accionistas estableció que un número máximo de 494.875 opciones puedan ser otorgadas a Consejeros de INDITEX y un máximo de 2.523.525 opciones a los directivos y empleados clave del Grupo, sin que puedan entregarse más de 69.000 opciones a cada consejero ni más de 57.575 opciones a cada directivo o empleado, singularmente considerados. Si no se cumplen ciertos límites mínimos de revalorización en alguno de los periodos contemplados, no se consolidaría derecho alguno a favor de los beneficiarios del Plan en dicho ejercicio. El precio de ejercicio de las opciones será de 2,93 euros, y los periodos de ejercicio se iniciarán dos años después de cada uno de los periodos de cómputo de la revalorización mencionada.

La Junta General de Accionistas delegó en el Consejo de Administración la determinación de los criterios conforme a los cuales se determinen los consejeros, directivos y empleados clave que hayan de ser beneficiarios del Plan , así como el número de opciones a otorgar a cada uno, dentro de los límites citados. Durante el ejercicio 2001 se firmaron contratos de opciones con un grupo de consejeros y directivos, por el que se podrían llegar a otorgar un máximo de 1.382.913 opciones sobre acciones. Asimismo, en enero de 2002, y una vez cumplidos los objetivos mencionados anteriormente, los beneficiarios consolidaron sus derechos sobre 523.700 opciones, que podrán ser ejercitadas durante el mes de enero de 2004, de las cuales 143.612 corresponden a miembros del Consejo de Administración de la Sociedad.

Para la cobertura del Plan de opciones sobre acciones, Banco Bilbao Vizcaya Argentaria, S.A. suscribió 3.018.400 acciones de la

ampliación de capital mencionada, y firmó un contrato de opción de compra a favor de INDITEX para que ésta pueda adquirir las acciones a vender a los beneficiarios que ejerciten sus opciones, en caso de que estas lleguen a consolidarse. Asimismo, dicha entidad financiera suscribió un contrato de permuta financiera con INDITEX cuyo objeto es fijar su remuneración por la inversión efectuada en las acciones de la Sociedad y regular los diferentes flujos monetarios relacionados con dicha inversión.

Si completada la ejecución del plan de opciones sobre acciones existieran acciones remanentes, la Junta General de Accionistas de INDITEX podrá acordar que tales acciones se destinen a nuevos planes de participación de los administradores de INDITEX y/o del personal de su Grupo de Sociedades en el capital social de INDITEX, con anterioridad al plazo límite indicado en el párrafo siguiente.

En el supuesto de que llegado el día 30 de enero de 2007, existieren acciones remanentes en poder de Banco Bilbao Vizcaya Argentaria, S.A., INDITEX se compromete a someter a la primera Junta General de Accionistas (sea Ordinaria o Extraordinaria) que se celebre con posterioridad a dicha fecha un acuerdo de reducción del capital mediante la amortización de las acciones suscritas en poder de Banco Bilbao Vizcaya Argentaria, S.A. y que INDITEX no hubiera readquirido, a un precio de reembolso de 2,93 euros por acción.

Reserva Legal

De acuerdo con el texto refundido de la Ley de Sociedades Anónimas, debe destinarse una cifra igual al 10% del beneficio del ejercicio a la reserva legal hasta que ésta alcance, al menos, el 20% del capital social.

La reserva legal podrá utilizarse para aumentar el capital en la parte de su saldo que exceda del 10% del capital ya aumentado.

Salvo para la finalidad mencionada anteriormente, y mientras no supere el 20% del capital social, esta reserva sólo podrá destinarse a la compensación de pérdidas y siempre que no existan otras reservas disponibles suficientes para este fín.

Reservas de revalorización

A partir de la fecha en que la Administración tributaria haya comprobado y aceptado el saldo de la cuenta "Reserva de revalorización Real Decreto Ley 7/1996 de 7 de junio, (o haya prescrito el plazo de 3 años para su comprobación), dicho saldo podrá destinarse, sin devengo de impuestos, a eliminar los resultados contables negativos, tanto los acumulados de ejercicios anteriores como los del propio ejercicio, o los que puedan producirse en el futuro y a ampliación de capital. A partir del 1 de febrero del año 2007 (transcurridos diez años a partir de la fecha del balance en que se reflejaron las operaciones de actualización) podrá destinarse a reservas de libre disposición, siempre que la plusvalía monetaria haya sido realizada. Se entenderá realizada la plusvalía en la parte correspondiente a la amortización contablemente practicada o cuando los elementos patrimoniales hayan sido transmitidos o dados de baja en los libros de contabilidad.

Adicionalmente, en el caso de que la revalorización provenga de elementos patrimoniales en régimen de arrendamiento financiero, la citada disposición no podrá tener lugar antes del momento en que se ejercite la opción de compra.

Si se dispusiera del saldo de esta cuenta en forma distinta a la prevista en el Real Decreto Ley 7/1996, dicho saldo pasaría a estar sujeto a tributación.

12 .-PROVISIONES PARA RIESGOS Y GASTOS

El movimiento de las distintas cuentas que componen este epígrafe durante el ejercicio 2001 ha sido el siguiente:

Concepto	Saldo 01.02.2001	Dotaciones	Aplicaciones	Exceso prov.	Saldo 31.01.2002
Prov. para responsabilidades	582	601	61	170	952

La Sociedad ha registrado en el epígrafe "Gastos extraordinarios" de la cuenta de pérdidas y ganancias adjunta una provisión de 601 mil euros, en cobertura de los posibles pagos que se pudieran derivar de los litigios pendientes de resolución definitiva en que se encuentra involucrada la Sociedad.

13 .-EMPRESAS DEL GRUPO

La composición de las cuentas a cobrar y a pagar a las empresas del Grupo al 31 de enero de 2002 es la siguiente:

Concepto	Saldo deudor	Saldo acreedor
Operaciones comerciales	185.701	187.812
Tributación en régimen de declaración consolidada (Nota 16)	86.161	3.207
Fianzas a largo plazo por arrendamientos	0	311
Cuenta corriente por gestión centralizada de tesorería	209.834	95.821
Otras cuentas corrientes	2.009	0
Cuentas a cobrar por resultados de Inditex Cogeneración, A.I.E.	40	0
Totales	483.745	287.151

Los créditos y débitos generados como consecuencia de la tributación en régimen de declaración consolidada se cancelan a corto plazo, con la presentación de la correspondiente liquidación del Impuesto sobre Sociedades.

La cuenta corriente por gestión centralizada de cobros y pagos entre compañías del Grupo a través de la Sociedad matriz (Inditex) devenga un tipo de interés de mercado que se liquida anualmente en función del saldo diario de la cuenta.

Las transacciones efectuadas con las empresas del Grupo en el ejercicio 2001 se muestran resumidas en la Nota 18 de esta memoria.

14 .- DEUDAS CON ENTIDADES DE CREDITO

El desglose de las deudas con las entidades de crédito al 31 de enero de 2002 es el siguiente:

DESCRIPCION	Principal o Limite	Saldo 31.01.2002
Pólizas de Crédito	234.223	1.381
Préstamos		5.606
Contratos de leasing		8.648
Intereses		17
Totales	234.223	15.652

El detalle de los años de vencimiento de las deudas con entidades financieras al 31 de enero de 2002 es el siguiente:

	Vencimientos por ejercicio					
Descripción	Ejercicio 2002	Ejercicio 2003	Ejercicio 2004	Ejercicio 2005	Resto	Total
Pólizas de Crédito	1.381	0	0	0	0	1.381
Préstamos	3.534	829	829	414	0	5.606
Contratos de Leasing	5.215	3.232	201	0	0	8.648
Intereses	17	0	0	0	0	17
Totales	10.147	4.061	1.030	414	0	15.652

15 .- OTRAS DEUDAS A LARGO PLAZO

En este epígrafe del balance de situación adjunto figura registrado el importe pendiente de pago como consecuencia de la adquisición, durante el ejercicio 1999, de la sociedad Stradivarius España, S.A., siendo el detalle de los vencimientos por años de estas deudas al 31 de enero de 2002 el siguiente:

	Ejercicio 2003	Ejercicio 2004	Ejercicio 2005	Ejercicio 2006	Resto	Total
Vencimientos por ejercicio	20.435		6.070			26.505

16 .- SITUACION FISCAL

El Impuesto sobre Sociedades se ha calculado en base al resultado económico o contable, obtenido por la aplicación de principios de contabilidad generalmente aceptados, que no necesariamente ha de coincidir con el resultado fiscal, entendido éste como la base imponible del impuesto.

La conciliación del resultado contable del ejercicio 2001 con la base imponible del Impuesto sobre Sociedades del ejercicio es como sigue :

Concepto	Aumentos	Disminuciones	Total
Resultado contable del ejercicio			186.467
Impuesto sobre Sociedades devengado	0	18.294	-18.294
Diferencias permanentes	18.215	42.760	-24.545
Diferencias temporales con origen:			
En el ejercicio	0	2.743	-2.743
En ejercicios anteriores	981	1.019	-38
Base imponible (resultado fiscal)			140.847

La diferencia entre la carga fiscal imputada al ejercicio y la carga fiscal ya pagada o que se habrá de pagar, es la siguiente:

		Ejercicio 2001
Carga fiscal imputada al ejercicio		-18.294
Impuesto sobre beneficios diferido con origen en el ejercicio como consecuencia de diferencias temporales negativas por contratos de leasing.	2.743 al 35 %,.......	-960
Impuesto sobre beneficios diferido con origen en ejercicios anteriores como consecuencia de diferencias temporales negativas por contratos de leasing.	833 al 35 %,.......	291
Impuesto sobre beneficios diferido con origen en ejercicios anteriores como consecuencia de diferencias temporales negativas de los activos acogidos al incremento de la amortización fiscal sobre la contable del R.D. Ley 3/93.	36 al 35 %,.......	13
Impuesto sobre beneficios diferido con origen en ejercicios anteriores como consecuencia de diferencias temporales negativas por bienes afectos a la libertad de amortización Real Decreto Ley 2/95.	112 al 35 %,.......	39
Impuesto sobre beneficios anticipado con origen en ejercicios anteriores como consecuencia de diferencias temporales negativas por un gasto extraordinario por la entrega de acciones a los empleados, ajustado en el año anterior y fiscalmente deducible en este ejercicio.	1.019 al 35 %,.......	357

Como consecuencia de las diferencias temporales entre los criterios de imputación fiscales y contables de determinados ingresos y gastos, hasta el 31 de enero de 2002, se habían acumulado los siguientes impuestos diferidos , registrados por la Sociedad :

	Ejercicio 2001
Impuesto sobre beneficios diferido	7.048
- Contratos de leasing	3.382
- Aceleración amortización (R.D.L. 3/93)	59
- Libertad amortización (R.D.L. 7/94, R.D.L. 2/95)	1.068
- Operaciones intragrupo	2.539

Las diferencias permanentes, que motivan ajustes positivos, corresponden a gastos que no tienen el carácter de deducibles fiscalmente, 18 mil euros, a la imputación de la parte correspondiente al ingreso fiscal por la aportación de los derechos

de uso de cierto inmovilizado a una filial, 756 mil euros, a dotación a la provisión por depreciación de cartera no deducibles fiscalmente, 17.411 mil euros y a la integración en la base imponible, conforme a la Disposición Transitoria 3ª de la Ley 21/2001, de rentas diferidas de acuerdo al artículo 21 de la Ley 43/95, 29 mil euros.

Las diferencias permanentes negativas corresponeden a la imputación de la amortización acumulada a la entrada en vigor de la nueva Ley del Impuesto sobre Sociedades del fondo de comercio y la propiedad industrial, 78 mil euros, a la deducción fiscal de la amortización contable de la propiedad industrial no deducida en ejercicios anteriores, 123 mil euros, a la imputación por transparencia fiscal de bases imponibles negativas generadas por Agrupaciones de Interés Económico, 37.258 mil euros, a la aplicación de una provisión para un gasto extraordinario por la entrega prevista de acciones a los empleados, cuya dotación no fue fiscalmente deducible, 5.225 mil euros, a la exención por doble imposición económica internacional de dividendos procedentes de una filial extranjera, 73 mil euros y a la aplicación de una provisión por depreciación de cartera cuya dotación no fue fiscalmente deducible, 4 mil euros.

La sociedad ha generado créditos fiscales por importe de 14.768 mil euros por deducción por actividad exportadora, 145 mil euros por deducción por gastos de formación y 5 mil euros por la deducción prevista en el artículo 36 ter de la Ley 43/95, créditos que se aplican en su totalidad en el presente ejercicio. En la autoliquidación se aplica una deducción de 65.170 mil euros para evitar la doble imposición interna sobre dividendos.

La sociedad aportó en un ejercicio anterior a Zara Holding S.A. 19.998 acciones de Zara Bélgica, 374.999 acciones de Zara Francia y 368 acciones de Zara Merken B.V. por su valor teórico, como contraprestación para suscribir 136.885, 251.095 y 254.034 acciones, respectivamente, en una ampliación de capital, acogiéndose al régimen previsto en el artículo 101 de la Ley del Impuesto sobre Sociedades. El coste de de las acciones aportadas era de 4.817 mil euros y 7.631 mil euros y 11.347 mil euros respectivamente.

Industria de Diseño Textil S.A. es socio, con una participación del 49%, de cuatro agrupaciones de interés económico, cuyo objeto es el arrendamiento de activos, y que se han acogido a los incentivos fiscales regulados en la disposición adicional decimoquinta de la Ley del Impuesto sobre Sociedades, habiendo solicitado y obtenido del Ministerio de Economía y Hacienda dicho beneficio. En este ejercicio se han generado bases imponibles negativas que minoraron el gasto devengado del Impuesto sobre Sociedades de Industria de Diseño Textil S.A. La sociedad ha optado por imputar las bases imponibles de la entidades al período impositivo en el que se aprueben las cuentas anuales, produciéndose la primera imputación en este ejercicio. Esta inversión es considerada como una operación financiera y el resultado neto estimado se imputará en la vida previsible de la misma. La previsiones respecto de las bases imponibles y resultado contable en ejercicios futuros ha determinado una corrección en el impuesto devengado por importe de 9.821 mil euros.

Inditex, S.A. tributa en régimen de consolidación como sociedad dominante de un subgrupo integrado por las sociedades Arrojo, S.A., Comditel, S.A., Brettos BRT España, S.A., Denllo, S.A., Goa-Invest, S.A., Hampton, S.A., Kenner, S.A., Kettering, S.A., Oysho Logística, S.A., Trisko, S.A., Yeroli, S.A. , Zintura, S.A., Choolet, S.A., Confecciones Fíos, S.A., Confecciones Goa,

S.A., Zara España, S.A., Nikole, S.A., Pull Bear Logística, S.A., Kiddy's Class España, S.A., Zara, S.A., Pull Bear España, S.A, Bershka BSK España, S.A., Bershka Logística, S.A., Lefties España, S.A., Sircio, S.A, Tugend, S.A., Oysho España, S.A.,Grupo Massimo Dutti, S.A.,Massimo Dutti Logística, S.A., Stear, S.A, Samlor, S.A., Glencare, S.A., Zara Logística, S.A, Textil Rase, S.A., Inditex, S.A. y Stradivarius España, S.A.

La determinación del gasto devengado por el impuesto sobre sociedades de INDITEX, S.A. se ha realizado de acuerdo con la norma sexta de la Resolución del ICAC de 9 de octubre de 1997, considerando, además de los parámetros de la tributación individual, las diferencias temporales y permanentes derivadas del proceso de consolidación y las deducciones y bonificaciones por el importe que resulta aplicable en el régimen de grupos de sociedades

Las principales diferencias que genera la consolidación para la sociedad son las eliminaciones de dividendos percibidos del subgrupo por importe de 185.829 mil euros, el diferimiento en el reconocimiento del beneficio obtenido en las ventas de mercaderías que integran las existencias de sociedades del grupo por importe de 7.155 mil euros que determina un impuesto sobre beneficios diferido por operaciones intragrupo de 2.504 mil euros que revertirá el próximo ejercicio. Del ejercicio anterior se incorporó el beneficio eliminado por importe de 8.057 mil euros y se revirtió el correspondiente impuesto sobre beneficios diferido por importe de 2.820 mil euros. Asimismo deben ser eliminadas en consolidación 3.305 mil euros correspondientes a la dotación de la provisión de la cartera por pérdidas ya incluidas en la base imponible consolidada .

La tributación en régimen de consolidación permite a la sociedad aplicar íntegramente la deducción por inversión en filiales relacionadas con la exportación, superando el importe del crédito fiscal la cuota que le correspondería si tributase individualmente; al atribuirse íntegramente la deducción a la sociedad que la generó, la contabilización del efecto impositivo genera un ingreso en lugar de un gasto.

Se encuentran pendientes de comprobación los cuatro últimos ejercicios cerrados con anterioridad al actual. Durante el presente ejercicio el grupo fiscal ha recibido comunicación de inicio de actuaciones inspectores de alcance general en relación a los períodos impostivos no prescritos.

Asimismo, se informa que la Sociedad no dispone de crédito fiscal pendiente de compensar en futuros ejercicios.

17 .- GARANTIAS COMPROMETIDAS CON TERCEROS Y OTROS PASIVOS CONTINGENTES

Al 31 de enero de 2002, la Sociedad tenía contratadas operaciones de compra de divisas a plazo por los siguientes importes en las divisas indicadas:

Moneda	Compras a plazo
Dólares estadounidenses	20.000.000

El plazo de vencimiento de todos estos contratos es inferior al año.

18 .- INGRESOS Y GASTOS.

El desglose de las diferentes partidas que componen los epígrafes de " Consumo de mercaderías" y " Consumo de materias primas y otras materias consumibles ", de la cuenta de pérdidas y ganancias del ejercicio 2001 es el siguiente:

Concepto	Ejercicio 2001
Compras de mercaderías	1.017.299
Variación de existencias de mercaderías	-36.303
Totales	980.996

Concepto	Ejercicio 2001
Compras de materias primas	198.310
Compras de otros aprovisionamientos	26.710
Variación existencias materias primas	-8.758
Totales	216.262

De acuerdo con sus procedimientos habituales, la Sociedad adquiere materias primas y otros aprovisionamientos que vende a terceros, en firme, para su manufactura, recomprándolas de nuevo con el correspondiente valor añadido incorporado. El coste inicial de estas materias primas y otros aprovisionamientos, que en este ejercicio ha ascendido a 22.706 mil euros, figura contabilizado en la cuenta de pérdidas y ganancias como "Consumo de materias primas", y su adquisición posterior se registra como "Otros gastos externos".

El desglose de las diferentes partidas que componen el epígrafe de "Cargas Sociales" de la cuenta de pérdidas y ganancias de 2001 es el siguiente:

Concepto	Ejercicio 2001
Seguridad Social a cargo de la empresa	4.402
Otros gastos sociales	2.603
Totales	7.005

Las transacciones efectuadas durante el ejercicio 2001 con empresas del Grupo han sido las siguientes:

Concepto	Ejercicio 2001
Compras	587.817
Importe neto cifra de negocios	1.239.489
Servicios recibidos	30.062
Ingresos accesorios	59.320
Intereses cargados	3.061
Intereses abonados	5.940
Ingresos financieros	40
Dividendos recibidos	186.266

Durante el ejercicio 2001 la Sociedad efectuó las siguientes transacciones por monedas, expresadas en su contravalor en miles de euros:

Monedas	Compras	Ventas
Dólares U.S.A.	224.217	148.230
Libras esterlinas	1.317	21.199
Francos Suizos	1.175	0
Dolares canadienses	0	5.521
Coronas danesas	0	3.181
Zona Euro	1.015.610	1.178.373

La distribución del importe neto de la cifra de negocios correspondiente a la actividad ordinaria de la Sociedad es como sigue:

Por mercados geográficos:	Ejercicio 2001
España	691.214
Extranjero	665.290
Totales	1.356.504

Por actividades	Ejercicio 2001
Ventas de tejidos	202.200
Ventas prendas	1.207.611
Ventas otros productos	16.246
Servicios prestados	14.973
Devolución de ventas	-84.526
Totales	1.356.504

La distribución de la plantilla media de la Sociedad durante el ejercicio 2001 por categorías profesionales fue la siguiente:

Categoría profesional	Nº medio de Empleados
Ayudante	37
Oficial	131
Auxiliar	96
Especialista	97
Jefe/a departamento	39
Técnico	85
Personal directivo	17
Encargado	6
Comercial	40
Otros	32
Totales	580

El detalle de ingresos y gastos extraordinarios del ejercicio 2001 es como sigue :

Concepto	Gastos	Ingresos
Operaciones con acciones empresas grupo	0	49
Operaciones con acciones empresas asociadas	0	7
Operaciones con accs. y oblig. propias (Nota 11)	0	933
De naturaleza extraordinaria	651	6.312
Procedente de otros ejercicios	28	219
Totales	679	7.520

El detalle de los Ingresos y Gastos de naturaleza extraordinaria del ejercicio 2001 es como sigue :

Concepto	Gastos	Ingresos
Plan de entrega de acciones (Nota 11)	0	4.111
Dotac. provisión de riesgos y gastos (Nota 12)	601	0
Otros conceptos extraordinarios	50	2.201
Totales	651	6.312

19 .- REMUNERACIONES DE CONSEJEROS Y ADMINISTRADORES

Durante el ejercicio 2001, los miembros del Consejo de Administración han devengado en concepto de sueldos, salarios y otras remuneraciones un importe de 3.356 mil euros. Adicionalmente han consolidado y ejercitado determinadas opciones sobre acciones, tal y como se menciona en la Nota 11.

La Sociedad no tiene concedido ningún tipo de anticipo o crédito al conjunto de los miembros de su Consejo de Administración, ni existen con ellos compromisos en materias de pensiones o seguros.

20 .- CUADRO DE FINANCIACION

APLICACIONES	Ejercicio 2001	Ejercicio 2000	ORIGENES	Ejercicio 2001	Ejercicio 2000
GTOS. ESTABLECIMIENTO Y FORMAL. DEUDAS	215	0	RECURSOS PROCEDENTES DE OPERACIONES	304.886	218.868
ADQUISICIONES DE INMOVILIZADO			APORTACIONES DE ACCIONISTAS		
a) Inmovilizaciones Inmateriales	1.577	4.481	a) Ampliaciones de Capital	0	21.476
b) Inmovilizaciones Materiales	33.973	23.898	DEUDAS A LARGO PLAZO		
c) Inmovilizaciones Financieras	90.042	62.390	e) De proveedores de Inmovilizado y otros	0	14
ADQUISICION DE ACCIONES PROPIAS	0	2.068	ENAJENACION DE INMOVILIZADO		
DIVIDENDOS	6.010	6.010	b) Inmovilizaciones Materiales	859	2.110
DIVIDENDO ACTIVO A CUENTA	0	1.202	c) Inmovilizaciones Financieras	533	3.948
CANCELACION O TRASPASO A C/P DE DEUDA			ENAJENACION DE ACCIONES PROPIAS	3.637	0
d) De otras Deudas	8.870	26.878	CANC. ANTICIPADA O TRASP. A C/P GDVE	216	589
e) De proveedores de inmovilizado y Otros	20.311	21.025	DIFERENCIAS DE CAMBIO	1.023	12
PROVISIONES PARA RIESGOS Y GASTOS	61	263	CANC. GTOS. A DISTRIB. EN VARIOS EJERC.	103	103
GASTOS A DISTRIBUIR EN VARIOS EJERCICIOS	0	421			
TOTAL APLICACIONES	161.059	148.636	TOTAL ORIGENES	311.257	247.122
EXCESO DE ORIGENES S/ APLICACIONES (AUMENTO CAPITAL CIRCULANTE)	**150.198**	**98.486**			

	Ejercicio 2001		Ejercicio 2000	
VARIACIONES DEL CAPITAL CIRCULANTE	Aumentos	Disminuciones	Aumentos	Disminuciones
EXISTENCIAS	45.061	0	20.672	0
DEUDORES	70.321	0	0	3.651
ACREEDORES	0	69.847	21.261	0
INVERSIONES FINANCIERAS TEMPORALES	107.653	0	50.279	0
TESORERIA	0	2.617	9.976	0
AJUSTES POR PERIODIFICACION	0	373	0	51
TOTALES	223.035	72.837	102.188	3.702
VARIACION DEL CAPITAL CIRCULANTE	**0**	**150.198**	**0**	**98.486**

CONCILIACION ENTRE:		
-CUENTA PERDIDAS Y GANANCIAS	Ejercicio 2001	Ejercicio 2000
-RECURSOS PROCEDENTES DE OPERACIONES	Importes	Importes
PERDIDAS Y GANANCIAS	186.467	176.816
MAS:		
- Amortizaciones y provisiones de inmovilizado	105.420	42.050
- Saneamiento de Gastos de Establecimiento	43	0
- Gastos por intereses diferidos	2.731	3.051
- Pérdidas por venta inmovilizado	0	90
- Dotación de provisiones para riesgos y gastos	601	582
- Impuesto s/sociedades diferido en el ejercicio	960	917
- Impuesto s/sociedades anticipado con origen en ejercicios anteriores	357	0
- Provisión participaciones en empresas asociadas	9.821	0
MENOS:		
- Exceso de provisiones de inmovilizado	0	2.677
- Diferencias de cambio positivas	12	779
- Beneficio por venta inmovilizado	56	472
- Beneficio por operaciones con acciones propias	933	0
- Exceso de provisiones para riesgos y gastos	170	46
- Impuesto s/sociedades anticipado en el ejercicio	0	357
- Impuesto s/sociedades diferido con origen en ejercicios anteriores	343	307
RECURSOS PROCEDENTES DE LAS OPERACIONES	304.886	218.868

ANEXO 1 ***INFORMACION SOBRE LAS PRINCIPALES SOCIEDADES PARTICIPADAS POR INDITEX***

Página 1

Sociedad	Domicilio	Actividad	Ejercicio Económico	% de participación Directo	Indirecto	Total	Fondos Propios	Inversión neta
Zara Merken, B.V.	Holanda	(10)	31-1	-	100,00%	100,00%	31.559	0
Confecciones Goa, S.A.	España	(1)	31-1	100,00%	-	100,00%	6.323	3.491
Oysho España, S.A.	España	(4)	31-1	100,00%	-	100,00%	432	432
Confecciones Fios, S.A.	España	(1)	31-1	100,00%	-	100,00%	7.944	1.489
Samlor, S.A.	España	(1)	31-1	100,00%	-	100,00%	5.658	2.725
Nikole, S.A.	España	(1)	31-1	100,00%	-	100,00%	1.833	1.073
Choolet, S.A.	España	(1)	31-1	100,00%	-	100,00%	2.523	892
Trisko, S.A.	España	(1)	31-1	100,00%	-	100,00%	6.604	1.019
Zara España, S.A.	España	(4)	31-1	100,00%	-	100,00%	179.572	88.515
Comditel, S.A.	España	(2)	31-1	100,00%	-	100,00%	9.861	150
Pull & Bear España, S.A.	España	(4)	31-1	100,00%	-	100,00%	59.854	8.534
Kettering, S.A.	España	(1)	31-1	100,00%	-	100,00%	12.559	273
Zintura, S.A.	España	(1)	31-1	100,00%	-	100,00%	6.943	60
Kenner, S.A.	España	(1)	31-1	100,00%	-	100,00%	2.381	60
Goa-Invest, S.A.	España	(5)	31-1	100,00%	-	100,00%	43.215	886
Hampton, S.A.	España	(1)	31-1	100,00%	-	100,00%	5.680	60
Zara USA Inc.	EE. UU.	(4)	31-1	100,00%	-	100,00%	15.975	5.776
Zara France, S.A.R.L.	Francia	(4)	31-1	-	100,00%	100,00%	41.839	0
Tempe, S.A.	España	(6)	31-1	50,00%	-	50,00%	23.244	30
Denllo, S.A.	España	(1)	31-1	100,00%	-	100,00%	6.783	60
Oysho Logística, S.A.	España	(7)	31-1	-	100,00%	100,00%	418	0
Arrojo, S.A.	España	(3)	31-1	100,00%	-	100,00%	2.234	2.234
Bershka BSK España, S.A.	España	(4)	31-1	100,00%	-	100,00%	21.745	9.536
Bershka Logística, S.A.	España	(7)	31-1	-	100,00%	100,00%	1.045	0
Lefties España, S.A.	España	(16)	31-1	100,00%	-	100,00%	1.865	1.106
Brettos BRT España, S.A.	España	(16)	31-1	100,00%	-	100,00%	257	60
Yeroli, S.A.	España	(1)	31-1	100,00%	-	100,00%	926	60
Grupo Massimo Dutti, S.A.	España	(4)	31-1	100,00%	-	100,00%	59.699	22.860
Textil Rase, S.A.	España	(1)	31-1	100,00%	-	100,00%	4.454	2.383
Kiddy's Class España, S.A.	España	(4)	31-1	100,00%	-	100,00%	22.799	661
Sircio, S.A.	España	(1)	31-1	100,00%	-	100,00%	3.619	41
Zara Hellas, S.A.	Grecia	(4)	31-1	1,00%	99,00%	100,00%	16.871	45
Zara Belgique, S.A.	Bélgica	(4)	31-1	0,005%	99,995%	100,00%	12.242	0
Zara Mexico, S.A. de C.V.	México	(4)	31-12	-	95,00%	95,00%	63.687	0
Pull & Bear Logística, S.A.	España	(7)	31-1	-	100,00%	100,00%	842	0
Zara, S.A.	España	(16)	31-1	100,00%	-	100,00%	70	60
Tugend, S.A.	España	(1)	31-1	100,00%	-	100,00%	339	174
Vajo, N.V.	Bélgica	(4)	31-1	99,996%	0,004%	100,00%	1.485	1.485
Zara U. K., Ltd.	Gran Bretaña	(4)	31-1	99,997%	0,003%	100,00%	19.723	15.831
Zara Holding, B.V.	Holanda	(9)	31-1	100,00%	-	100,00%	306.662	67.103
Zara Nederland, B.V.	Holanda	(4)	31-1	92,74%	7,26%	100,00%	2.751	2.551
Zara Deutschland, GmbH	Alemania	(4)	31-1	50,00%	-	50,00%	28.205	14.103
Zara Italia, S.R.L.	Italia	(4)	31-1	51,00%	-	51,00%	11.759	5.997
Zara Luxembourg, S.A.	Luxemburgo	(4)	31-1	99,96%	0,04%	100,00%	1.174	751
Stear, S.A.	España	(1)	31-1	100,00%	-	100,00%	5.567	60
Massimo Dutti Logística, S.A.	España	(7)	31-1	-	100,00%	100,00%	172	0
Nosopunto, S.L.	España	(1)	31-1	51,00%	-	51,00%	11.072	6.731
Zara Argentina, S.A.	Argentina	(4)	31-1	100,00%	-	100,00%	24.633	24.633
Zara Japan Corporation	Japón	(4)	31-1	37,75%	12,25%	50,00%	10.254	2.578
Zara, S.A.	Argentina	(16)	31-1	-	100,00%	100,00%	12	0
Inditex Cogeneración, A.I.E.	España	(13)	31-1	100,00%	-	100,00%	1.562	1.022
Glencare, S.A.	España	(1)	31-1	100,00%	-	100,00%	3.358	60
Zara Venezuela, S.A.	Venezuela	(4)	31-1	100,00%	-	100,00%	11.754	1.707
Inditex, S.A.	España	(16)	31-1	100,00%	-	100,00%	63	63
G. Zara Uruguay, S.A.	Uruguay	(4)	31-1	97,67%	2,33%	100,00%	1.320	1.289
Zara Chile, S.A.	Chile	(4)	31-12	95,85%	4,15%	100,00%	5.572	1.714
Zara Danmark, A/S	Dinamarca	(4)	31-1	100,00%	-	100,00%	3.709	3.709
Zara Sverige, AB	Suecia	(4)	31-1	100,00%	-	100,00%	7	7
Zara Brasil, Lda.	Brasil	(4)	31-12	99,99%	0,01%	100,00%	4.786	4.785
Zara Österreich Clothing, GmbH	Austria	(4)	31-1	100,00%	-	100,00%	415	415
Zara Norge, AS	Noruega	(4)	31-1	100,00%	-	100,00%	6	6
Zara Canada, Inc.	Canada	(4)	31-1	95,00%	-	95,00%	15.321	13.694
Zara Logística, S.A.	España	(7)	31-1	100,00%	-	100,00%	1.871	100
Zara Suisse S.A.R.L.	Suiza	(4)	31-1	99,95%	0,05%	100,00%	1.376	1.253
Stradivarius España, S.A.	España	(4)	31-1	90,05%	-	90,05%	11.465	91.289
Zara Turkiye Giyim Ithalat Ihracat Ve Ticaret Ltd.	Turquía	(4)	31-12	97,73%	2,27%	100,00%	-583	-583
Stradivarius Hellas, S.A.	Grecia	(4)	31-1	1,00%	99,00%	100,00%	52	0
Oysho Mexico, S.A. de CV	México	(4)	31-12	-	100,00%	100,00%	-619	0
Pull & Bear Giyim Ithalat Ihracat Ve Ticaret Sirketi Ltd.	Turquía	(4)	31-1	1,00%	99,00%	100,00%	1.120	10
Massimo Dutti Giyim Ithalat Ihracat Ve Ticaret Sirketi Ltd.	Turquía	(4)	31-1	1,00%	99,00%	100,00%	1.120	10
Bershka Giyim Ithalat Ihracat Ve Ticaret Sirketi Ltd.	Turquía	(4)	31-1	1,00%	99,00%	100,00%	1.120	10
Stradivarius Giyim Ithalat Ihracat Ve Ticaret Sirketi Ltd.	Turquía	(4)	31-1	1,00%	99,00%	100,00%	159	1
Zara Puerto Rico, Inc.	Puerto Rico	(4)	31-1	100,00%	-	100,00%	1.275	1.139

ANEXO 1 *INFORMACION SOBRE LAS PRINCIPALES SOCIEDADES PARTICIPADAS POR INDITEX*

Página 2

Sociedad	Domicilio	Actividad	Ejercicio Económico	% de participación Directo	Indirecto	Total	Fondos Propios	Inversión neta
Zara Ceská Republika, s.r.o.	República Chec	(4)	31-1	100,00%	-	100,00%	1.675	1.675
Group Zara Australia Pty. Ltd.	Australia	(4)	31-1	50,00%	50,00%	100,00%	16	8
Pull & Bear Mexico, SA DE CV	México	(4)	31-12	-	100,00%	100,00%	-2.296	0
Oysho Hellas, S.A.	Grecia	(4)	31-1	1,00%	99,00%	100,00%	294	3
Bershka Belgique, S.A.	Bélgica	(4)	31-1	1,00%	99,00%	100,00%	1.200	12
Pull & Bear Portugal Conf. Lda.	Portugal	(4)	31-1	-	100,00%	100,00%	20.065	0
Zara Portugal Confecçoes Lda.	Portugal	(4)	31-1	-	100,00%	100,00%	46.491	0
Kiddy's Class Portugal Conf. Lda.	Portugal	(4)	31-1	-	100,00%	100,00%	2.616	0
Zara Financiën, B.V.	Holanda	(8)	31-1	-	100,00%	100,00%	213.758	0
Zara Vastgoed, B.V.	Holanda	(12)	31-1	-	100,00%	100,00%	24.268	0
Zara Vastgoed Hellas, S.A.	Grecia	(12)	31-1	-	100,00%	100,00%	-958	0
S.N.C. Zara France Inmobiliere	Francia	(11)	31-12	-	100,00%	100,00%	-6.000	0
S.C.I. Vastgoed Ferreol P03302	Francia	(12)	31-12	-	100,00%	100,00%	-2.552	0
S.C.I. Vastgoed France P03301	Francia	(12)	31-12	-	100,00%	100,00%	-1.668	0
Zara Mexico, B.V.	Holanda	(8)	31-1	-	100,00%	100,00%	41.402	0
Jema Creaciones Infantiles, S.L.	España	(1)	31-1	-	45,90%	45,90%	3.215	0
Indipunt, S.A.	España	(1)	31-1	-	51,00%	51,00%	7.964	0
Todotinte, S.L.	España	(1)	31-1	-	51,00%	51,00%	-75	0
Zalapa, B.V.	Holanda	(9)	31-1	-	100,00%	100,00%	-72	0
Pull & Bear Hellas, S.A.	Grecia	(4)	31-1	-	100,00%	100,00%	1.185	0
Zara Italia, B.V.	Holanda	(16)	31-1	-	100,00%	100,00%	6	0
Zara Nippon, B.V.	Holanda	(16)	31-1	-	100,00%	100,00%	4	0
Zara Asia, Ltd.	Hong Kong	(2)	31-1	-	100,00%	100,00%	-1.610	0
Inditex Asia, Ltd.	Hong Kong	(2)	31-1	-	100,00%	100,00%	-2.300	0
Vastgoed Asia, Ltd.	Hong Kong	(12)	31-1	-	100,00%	100,00%	-2.096	0
Massimo Dutti Holding, B.V.	Holanda	(9)	31-1	-	100,00%	100,00%	64	0
Invercarpro, S.A.	España	(12)	31-1	-	100,00%	100,00%	2.914	0
Bershka Portugal Conf. Soc. Unip. Lda.	Portugal	(4)	31-1	-	100,00%	100,00%	5.701	0
Massimo Dutti Hellas, S.A.	Grecia	(4)	31-1	-	100,00%	100,00%	-553	0
S.C.I. Vastgoed General Leclerc P03303	Francia	(12)	31-12	-	100,00%	100,00%	1.939	0
Robustae S.G.P.S. Unip. Lda.	Portugal	(12)	31-1	-	100,00%	100,00%	980	0
Bershka Hellas, S.A.	Grecia	(4)	31-1	-	100,00%	100,00%	-1.000	0
S.C.I. Vastgoed Nancy P03304	Francia	(12)	31-12	-	100,00%	100,00%	1.104	0
Stradivarius Portugal, Conf. Unip. Lda.	Portugal	(4)	31-1	-	100,00%	100,00%	1.053	0
Bershka Mexico, SA de CV	México	(4)	31-12	-	99,967%	99,967%	6.403	0
Massimo Dutti Deutschland, GmbH	Alemania	(4)	31-1	-	50,00%	50,00%	1.057	0
Bershka BSK Venezuela, S.A.	Venezuela	(4)	31-1	-	100,00%	100,00%	1.788	0
Oysho Portugal Conf. Lda.	Portugal	(4)	31-1	-	100,00%	100,00%	-876	0
Oysho Venezuela, S.A.	Venezuela	(4)	31-1	-	100,00%	100,00%	12	0
Pull & Bear Venezuela, S.A.	Venezuela	(4)	31-1	-	100,00%	100,00%	892	0
UAB Rofestas	Lituania	(17)	31-1	-	100,00%	100,00%	1.468	0
Massimo Dutti Venezuela, S.A.	Venezuela	(4)	31-1	-	100,00%	100,00%	1.157	0
Massimo Dutti France, S.A.R.L.	Francia	(4)	31-1	-	100,00%	100,00%	1.000	0
Oysho Nederland, B.V.	Holanda	(4)	31-1	-	100,00%	100,00%	237	0
Oysho Italia, S.R.L.	Italia	(4)	31-1	-	51,00%	51,00%	1.452	0
Oysho Österreich Clothing, GmbH	Austria	(4)	31-1	-	100,00%	100,00%	300	0
Tempe Logística, S.A.	España	(7)	31-1	-	50,00%	50,00%	98	0
Naviera Elealva, AIE	España	(17)	31-12	49,00%	-	49,00%	-1.922	4.914
Naviera Celeste, AIE	España	(17)	31-12	49,00%	-	49,00%	-1.597	2.858
Naviera del Miño, AIE	España	(17)	31-12	49,00%	-	49,00%	-585	5.176
Naviera del Sil, AIE	España	(17)	31-12	49,00%	-	49,00%	1	3.328
Fibracolor, S.A.	España	(15)	31-12	39,97%	-	39,97%	24.035	5.576

La información económica correspondiente a las sociedades incluidas en el detalle adjunto, ha sido obtenida de los estados financieros de las mencionadas sociedades. Unidades monetarias expresadas en miles de euros.

CLAVES DE LA ACTIVIDAD

(1)	Fabricación textil	(9)	Cartera
(2)	Central de compras textiles	(10)	Explotación de marcas
(3)	Concesionario de vehículos	(11)	Promoción inmobiliaria
(4)	Venta al público	(12)	Inmobiliaria
(5)	Construcción e inmobiliaria	(13)	Planta cogeneración
(6)	Comercialización de calzado	(14)	Decoración
(7)	Logística	(15)	Compra y tratamiento de tejido
(8)	Financiera	(16)	Sin Actividad al 31.01.2002
		(17)	Arrendameinto de activos

Firman la presente memoria todos los miembros del Consejo de Administración, en A Coruña a 21 de marzo de 2002.

Fdo. D. Amancio Ortega Gaona
Presidente

Fdo. D. José María Castellano Ríos
Vicepresidente

Fdo. D. Juan Manuel Urgoiti y López de Ocaña
Vocal

Fdo. Dª. Josefa Ortega Gaona
Vocal

Fdo. D. Carlos Espinosa de los Monteros
Vocal

Fdo. D. Francisco Luzón López
Vocal

Fdo. D. Juan Carlos Rodríguez Cebrián
Vocal

Fdo. Dª. Rosalía Mera Goyenechea
Vocal

Fdo. Dª. Irene Ruth Miller
Vocal

Fdo. D. Fred Horst Langhammer
Vocal

INFORME DE GESTION DE Industria de Diseño Textil,S.A.

RELATIVO AL EJERCICIO ANUAL, TERMINADO EL 31 DE ENERO DE 2002

EVOLUCIÓN DE LOS NEGOCIOS

Industria de Diseño Textil, S.A. (Inditex) es la sociedad cabecera del Grupo Inditex. Su función dentro del Grupo consiste en las actividades de servicios centrales corporativos, central de financiación del Grupo en España, explotación de los derechos de propiedad industrial, percepción de dividendos de sus sociedades participadas, y realización de las actividades centrales de la cadena Zara, tales como el diseño, aprovisionamiento y abastecimiento de las sociedades de distribución.

Por todo ello, la evolución de los negocios está en estrecha relación con el crecimiento del Grupo y muy particularmente por el desarrollo de ZARA. En los cuadros siguientes se muestra la evolución de los ingresos y gastos en miles de euros:

Ingresos	2001	2000	VAR %
Ventas mercaderías y tejidos	1.325.285	1.105.405	19,89%
Propiedad industrial	53.516	46.209	15,81%
Ingresos de participaciones	186.306	171.436	8,67%
Ingresos financieros	16.937	19.597	-13,57%
Impuesto de sociedades	18.294	15.127	20,94%
Otros ingresos	44.756	32.107	39,40%
Total ingresos	1.645.094	1.389.881	18,36%

Gastos	2001	2000	VAR %
Consumo mercaderías y materias	1.204.136	1.023.086	17,70%
Gastos de personal	44.435	37.863	17,36%
Amortizaciones	20.514	16.983	20,79%
Gastos de explotación	82.087	70.339	16,70%
Gastos financieros	21.827	31.543	-30,80%
Gastos extraordinarios	679	10.861	-93,75%
Provisiones	84.949	22.390	279,41%
Total Gastos	1.458.627	1.213.065	20,24%

El crecimiento de las ventas de productos textiles y de los ingresos por propiedad industrial ha sido del 19,7 %, en consonancia con el crecimiento del negocio en tiendas de Zara.

Con la actividad de compra-venta de mercancía, la sociedad ha obtenido un margen bruto del 10,06 % calculado como la diferencia entre las ventas de mercaderías y su coste, superior al del ejercicio anterior del 8,44 %.

Mención especial merece el apartado de los ingresos por participaciones en capital que se ha incrementado este año hasta alcanzar los 186.306 miles de euros, provenientes principalmente de Zara España.

Los ingresos financieros incluyen los beneficios por las

diferencias positivas de cambio, siendo por este motivo el incremento de este epígrafe.

ACONTECIMIENTOS IMPORTANTES OCURRIDOS DESPUÉS DEL CIERRE DEL EJERCICIO

Durante las primeras semanas del ejercicio 2002 la sociedad ha continuado el normal desarrollo de sus actividades. No existe ningún hecho significativo ocurrido entre el 31 de enero de 2002 y la fecha de formulación de las cuentas anuales.

EVOLUCIÓN PREVISIBLE DE LA SOCIEDAD

Los Administradores esperan que durante el ejercicio 2002 la sociedad siga realizando las mismas actividades que hasta ahora. Las perspectivas de crecimiento son buenas.

ACTIVIDADES EN MATERIA DE INVESTIGACIÓN Y DESARROLLO

Inditex no ha realizado, ni realiza ni ha encargado a terceros proyectos de investigación y desarrollo, entendiendo como tales aquellos en los que durante varios ejercicios se invierten cantidades destinadas al desarrollo de productos de los que se espera una rentabilidad que debe computarse en periodos plurianuales.

Sin embargo, la gestión de la sociedad se ha apoyado desde su creación en la aplicación de la tecnología disponible en todas las áreas de su actividad para mejorar los procesos de fabricación y distribución, así como en el desarrollo, con sus propios medios o con la ayuda de terceros, de instrumentos que faciliten la gestión del negocio. Algunos ejemplos de ello son los terminales en punto de venta, los sistemas de administración y gestión de inventarios, los sistemas de reparto en los centros de distribución, los de comunicación con las tiendas o los sistemas de etiquetado de prendas tienda. No obstante, la Sociedad no ha activado cantidad alguna correspondiente a los costes incurridos en dichos desarrollos.

ADQUISICIÓN DE ACCIONES PROPIAS

Las operaciones realizadas con acciones propias corresponden a la venta de títulos propios adquiridos por empleados del Grupo en el ejercicio de planes de opciones. Dichas operaciones están descritas en la Nota 11 de la memoria adjunta.

Firman el presente informe de gestión todos los miembros del Consejo de Administración, en La Coruña a 21 de marzo de 2002.

D. Amancio Ortega Gaona
Presidente

D. José María Castellano Ríos
Vicepresidente

D. Juan Manuel Urgoiti y López de Ocaña
Vocal

Dª. Josefa Ortega Gaona
Vocal

D. Carlos Espinosa de los Monteros
Vocal

D. Francisco Luzón López
Vocal

D. Juan Carlos Rodríguez Cebrián
Vocal

Dª. Rosalía Mera Goyenechea
Vocal

Dª. Irene Ruth Miller
Vocal

D. Fred Horst Langhammer
Vocal